Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

CONVERGYS CORPORATION,

COMET MERGER CO.,

SGS HOLDINGS, INC.

AND

THE SELLERS LISTED ON SCHEDULE I

(for purposes of Section 2.15, Section 5.12, Section 9.15(b) and Article VIII only)

Dated January 6, 2014

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(continued)

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(continued)

Schedule I: The Sellers

Schedule II: Working Capital Principles

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AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated January 6, 2014, by and among Convergys Corporation, an Ohio corporation (“Parent”), Comet Merger Co., a Delaware corporation (“Merger Sub”), SGS Holdings, Inc., a Delaware corporation (the “Company”), and, for purposes of Section 2.15, Section 5.12, Section 9.15(b) and Article VIII only, each of the Sellers listed on Schedule I hereto, severally and not jointly.

WHEREAS, the Company Board has determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable and fair to, and in the best interests of, the Company and its stockholders;

WHEREAS, the Company Board has adopted resolutions approving the acquisition of the Company by Parent, the execution of this Agreement and the consummation of the transactions contemplated hereby;

WHEREAS, each of the boards of directors of Parent and Merger Sub has approved and declared advisable and in the best interests of Parent and Merger Sub, respectively, this Agreement and the transactions contemplated hereby, including the Merger, and the board of directors of Merger Sub has determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to and in the best interests of its stockholder; and

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS, TERMS AND INTERPRETIVE MATTERS

Section 1.01 Certain Definitions. As used in this Agreement, the following terms have the meanings set forth below:

“ABL Amount” means the amount that would be required to be paid, as of the close of business on the day immediately preceding the Closing Date, to satisfy all then outstanding Obligations under the ABL Credit Agreement in full.

“ABL Credit Agreement” means the Credit Agreement, dated October 1, 2009, by and among Wells Fargo Capital Finance, LLC, as Agent (as defined therein), the Loan Parties (as defined therein) and each of the Lenders (as defined therein) party thereto.

“Adverse Regulatory Condition” means a material adverse effect on (a) the Company and its Subsidiaries, taken as a whole, (b) Parent and its Subsidiaries, taken as a whole, or (c) the aggregate expected benefits to be derived by Parent and its Subsidiaries (on a combined basis with the Company and its Subsidiaries) as a result of the transactions contemplated by this Agreement.

“Affiliate” means, as to any Person, any other Person that, directly or indirectly, is in control of, is controlled by, or is under common control with, such first Person; provided, that (a) “Affiliate” shall not include the portfolio companies of any holder of shares of Common Stock or any Affiliates of such portfolio companies, other than holders of shares of Common Stock and (b) after the Closing no holder of shares of Common Stock prior to the Closing or Affiliate of any such holder shall be considered an Affiliate of the Company or any of its Subsidiaries.

“Aggregate Option Exercise Price” means the aggregate exercise price of all Options in respect of which a payment is required to be made pursuant to Section 2.08.

“Aggregate Purchase Price” means (a) the sum of the Total Enterprise Value, plus the Estimated Closing Cash, plus the Aggregate Option Exercise Price, plus the Estimated Closing Working Capital, minus (b) the sum of (without duplication) the Target Working Capital, plus the Closing Debt, plus the Transaction Expenses, as such amount may be adjusted pursuant to Section 2.15.

“Anticorruption Laws” means Laws relating to anti-bribery or anticorruption applicable to the Company and its Subsidiaries, including Laws that prohibit the corrupt payment, offer, promise or authorization of the payment or transfer of anything of value (including gifts or entertainment), to any foreign governmental official or foreign governmental employee to obtain a business advantage, such as the FCPA and similar national and international Laws enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions.

“Antitrust Laws” means any of the HSR Act, the Sherman Act, the Clayton Act, the Federal Trade Commission Act and any other federal or state Law designed or intended to prohibit, restrict or regulate actions or transactions having the purpose or effect of monopolization, restraint of trade or harm to competition, and any Foreign Antitrust Law.

“Audited Financial Statements” means the consolidated audited balance sheet of Stream and its Subsidiaries and the related consolidated audited statements of operations, shareholders’ equity and cash flows for each of the fiscal years ended December 31, 2012, December 31, 2011 and December 31, 2010, accompanied by the notes thereto and the audit report thereon.

“Bankers’ and Attorneys’ Fees” means the aggregate amount of fees and expenses payable to the Persons set forth on Schedule 1.01(a) in connection with the transactions contemplated by the Transaction Agreements.

“Business Day” means any day other than a Saturday, a Sunday or a day on which banks in the City of New York are authorized or obligated by Law or executive order to close.

“Capital Stock” means, with respect to any Person, all shares, interests, participations, rights in or other equivalents (however designated) of such Person’s capital stock, and any debt, rights, warrants or options exercisable or exchangeable for or convertible into such capital stock.

“Cash” means, with respect to any Person as of any date, the consolidated cash, cash equivalents and marketable securities of such Person and its subsidiaries as of the close of business on such date, determined in accordance with GAAP.

“Certificate” means a certificate representing one or more shares of Common Stock, or an indemnification undertaking with respect to such certificate in the case of its loss, theft or destruction.

“Closing” means the closing of the transactions contemplated by the Transaction Agreements.

“Closing Cash” means the Cash of the Company as of the close of business on the day immediately preceding the Closing Date.

“Closing Date” means the date on which the Closing occurs.

“Closing Debt” means, as of the close of business on the day immediately preceding the Closing Date, all Obligations of the Company and its Subsidiaries (a) as lessee under Leases that are capitalized in accordance with GAAP and (b) under Indebtedness for borrowed money (excluding intercompany Indebtedness), including the ABL Amount, the Debenture Amount and the Holdco Note Amount.

“Closing Option Consideration” means, with respect to any Option, an amount equal to (a) the Option Cash Amount based on the Per Share Merger Consideration set forth in the Closing Notice, minus (b) the product of (i) the quotient obtained by dividing (A) the Holdback Amount by (B) the Fully Diluted Share Amount, multiplied by (ii) the number of shares of Common Stock subject to such Option.

“Closing Per Share Merger Consideration” means an amount equal to (a) the Per Share Merger Consideration set forth in the Closing Notice, minus (b) the quotient obtained by dividing (i) the Holdback Amount by (ii) the Fully Diluted Share Amount.

“Closing Working Capital” means the Working Capital of the Company as of the close of business on the day immediately preceding the Closing Date.

“Code” means the U.S. Internal Revenue Code of 1986.

“Collective Bargaining Agreements” means any collective bargaining agreement or similar Contract with any labor organization or employee association, in each case, to the extent relating to employees in the United States.

“Common Stock” means the common stock, $0.001 par value per share, of the Company.

“Company Approvals” means the adoption of this Agreement by the Requisite Majority (as such term is defined in the Stockholders’ Agreement, dated as of June 8, 2012, by and among the Company, Ares Corporate Opportunities Fund II, L.P., EGS Dutchco B.V., Newbridge International Investment Ltd. and the other Investors party thereto).

“Company Board” means the board of directors of the Company.

“Company Intellectual Property” means all Owned Company Intellectual Property and Licensed Company Intellectual Property.

“Company Materials” means (a) such financial data and other information regarding Stream and its Subsidiaries that is customarily included in a customary confidential information memorandum for the placement, arrangement and syndication of loans of the type contemplated by the Financing Commitment, (b) the Audited Financial Statements and comparable audited financial statements of Stream for any subsequent fiscal year ended at least 90 days before the Closing Date and (c) the Interim Financial Statements and comparable financial statements of Stream for any subsequent fiscal quarter (other than the last fiscal quarter in a fiscal year) ended at least 45 days before the Closing Date; provided that Company Materials shall not include and the Company shall not be required to provide (i) pro forma financial statements or pro forma adjustments related to the Financing, (ii) any description of all or any component of the Financing, (iii) projections, risk factors or other forward-looking statements relating to all or any component of the Financing, (iv) subsidiary financial statements or any other information of the type required by Rule 3-09, Rule 3-10 or Rule 3-16 of Regulation S-X or (v) Compensation Disclosure and Analysis required by Item 402(b) of Regulation S-K).

“Company Related Party” means any former, current or future direct or indirect (a) stockholder, director, officer, employee, attorney, agent, representative or Affiliate of the Company or (b) stockholder, equity holder, director, officer, employee, partner, member, manager, trustee, attorney, agent, representative or Affiliate of any of the foregoing.

“Company SEC Documents” means all reports, schedules, forms, statements, certifications and other documents filed by Stream with the SEC under the Securities Act or the Exchange Act (collectively with any amendments thereto).

“Confidentiality Agreement” means the Confidentiality Agreement, March 6, 2013, by and between Parent and Robert W. Baird & Co. Incorporated, as agent for the Company.

“Consents” means any consent, approval, clearance, authorization, certification or permit of, filing with, or notification to, any Governmental Authority or other Person, as applicable.

“Continuing Employee” means an employee of the Company or its Subsidiaries who remains employed by the Company and its Affiliates following the Closing Date.

“Contract” means any legally binding (a) agreement, (b) lease, (c) license, (d) contract, (e) note, (f) mortgage, (g) indenture, or (h) other obligation, whether written or oral.

“control” (including, with correlative meanings, the terms “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or other ownership interests, by Contract or otherwise.

“Controlled Group Liability” means all liabilities (a) under Title IV of ERISA, (b) under Section 302 of ERISA, (c) under Sections 412 and 4971 of the Code, (d) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code, and (e) under corresponding or similar provisions of foreign Laws.

“D&O Expenses” means all costs, charges and expenses paid or incurred in connection with investigating, defending, being a witness in or otherwise participating in (including on appeal), or preparing to defend, to be a witness in or participate in, any D&O Indemnifiable Claim, in each case, other than D&O Losses.

“D&O Indemnifiable Claim” means any threatened, pending or completed Litigation that is based on, arising out of, relating to or in connection with the fact that a D&O Indemnified Person is or was a director, officer, employee or other fiduciary of the Company or any of its Subsidiaries or of any of their respective predecessors (including in respect of acts or omissions in connection with the Transaction Agreements or any of the transactions contemplated thereby).

“D&O Indemnified Person” means any current or former director, officer or employee of the Company or any of its Subsidiaries, or any successor, assign, heir, executor, administrator or personal representative of any such Person.

“D&O Losses” means all losses, claims, damages, judgments, fines, penalties and amounts paid in settlement in respect of any D&O Indemnifiable Claim.

“Debenture Amount” means the amount required to be deposited with the Trustee on the Closing Date to discharge the Indenture pursuant to Section 11.01 thereof in connection with the redemption of the Debentures contemplated by Section 5.11 hereof.

“Debentures” means the 11.25% Senior Secured Notes due 2014 of Stream.

“Debt Payoff Amount” means the ABL Amount, the Debenture Amount and the HoldCo Note Amount.

“DGCL” means the General Corporation Law of the State of Delaware.

“Direct Claim” means a claim by an Indemnified Party on account of any Losses which do not result from a Third Party Claim.

“Direct Payment Holder” means any holder of shares of Common Stock that delivers a Certificate relating thereto and a completed Letter of Transmittal to the Company at least three Business Days prior to the Closing Date.

“Dispute Expenses” means all out-of-pocket costs and expenses (including attorneys’ fees and expenses) incurred under Section 2.15 or Article VIII hereof.

“Environmental Law” means any Law relating to pollution or protection of the environment or natural resources, including the Release of or exposure to any Hazardous Materials.

“Environmental Permits” means all Permits required to be obtained by the Company in connection with the operation of its business under applicable Environmental Law.

“ERISA” means the U.S. Employee Retirement Income Security Act of 1974.

“Escrow Agent” means a Person selected by the Company, and reasonably acceptable to Parent, to act as escrow agent pursuant to the terms of the Escrow Agreement.

“Estimated Closing Cash” means the Company’s good faith estimate of the Closing Cash, after considering any errors asserted by Parent pursuant to Section 2.15(a).

“Estimated Closing Working Capital” means the Company’s good faith estimate of the Closing Working Capital, after considering any errors asserted by Parent pursuant to Section 2.15(a).

“Exchange Act” means the Securities Exchange Act of 1934.

“Excluded Contracts” means Plans, Leases, Intellectual Property Agreements, Collective Bargaining Agreements and agreements with Works Councils.

“Exhibits” means the exhibits to this Agreement.

“FCPA” means the U.S. Foreign Corrupt Practices Act of 1977.

“Final Closing Statement” means the Closing Statement that is final and binding on the parties, as determined either through agreement of the parties pursuant to Section 2.15(c) or through the action of the Referee pursuant to Section 2.15(d).

“Financial Statements” means, collectively, (a) the Audited Financial Statements and (b) the Interim Financial Statements.

“Financing Expenses” means all out-of-pocket costs and expenses (including attorneys’ fees and expenses) incurred by or on behalf of the Company, any of its Subsidiaries, or any of their respective representatives in connection with the Financing, including those incurred in connection with actions contemplated by Section 5.14.

“Financing Sources” means the Persons that have committed to provide, or otherwise entered into agreements in connection with, the Financing Commitment (including any alternative debt financings) in connection with the transactions contemplated by the Transaction Agreements, including the parties to that certain commitment letter among certain Financing Sources party thereto and Parent dated as of the date hereof, any joinders to such letter and any joinder agreements or credit agreements entered into pursuant thereto, or relating thereto or in lieu thereof, in each case together with any such Person’s or party’s Affiliates, officers, directors, employees and representatives involved in the Financing and their successors and permitted assigns.

“Foreign Antitrust Law” means any Law issued by a non-U.S. Governmental Authority that is designed or intended to prohibit, restrict or regulate actions or transactions having the purpose or effect of monopolization, restraint of trade, harm to competition or effectuating foreign investment.

“Fully Diluted Pro Rata Share” means, with respect to each Seller and Option Holder, a fraction, (a) the numerator of which is the sum of (i) the number of shares of Common Stock held of record by such Person immediately prior to the Effective Time, plus (ii) the number of shares of Common Stock issuable upon the exercise in full of the Options held of record by such Person immediately prior to the Effective Time in respect of which a payment is required to be made pursuant to Section 2.08, and (b) the denominator of which is the Fully Diluted Share Amount.

“Fully Diluted Share Amount” means the sum of (i) the number of shares of Common Stock outstanding immediately prior to the Effective Time (other than the shares of Common Stock to be cancelled pursuant to Section 2.07(d)), plus (ii) the number of shares of Common Stock issuable upon the exercise in full of the Options outstanding immediately prior to the Effective Time in respect of which a payment is required to be made pursuant to Section 2.08.

“Fundamental Representations” means (a) with respect to the Company, the representations and warranties contained in Section 3.01(a) (Organization and Qualification), the second sentence of Section 3.01(b) (Organization and Qualification), Section 3.02 (Authority; Binding Effect), Section 3.03(a) (Ownership of Stock; Capitalization), Section 3.03(d) (Ownership of Stock; Capitalization) and Section 3.20 (Brokers); and (b) with respect to Parent and Merger Sub, the representations and warranties contained in Section 4.01 (Organization), Section 4.02 (Authority; Binding Effect), Section 4.06 (Solvency) and Section 4.09 (Brokers).

“GAAP” means United States generally accepted accounting principles.

“Governmental Authority” means any foreign, domestic, federal, territorial, state or local judicial body, legislature, executive or regulatory authority, agency or commission, or other governmental or quasi-governmental entity, authority or instrumentality.

“Governmental Reports” means all material regulatory reports, schedules, forms, registrations, financial statements, sales literature, statements, notices, filings and other documents required to be filed by the Company or any of its Subsidiaries with any Governmental Authority.

“Hazardous Materials” means any pollutant, contaminant, waste, petroleum or any fraction thereof, asbestos or asbestos-containing material, polychlorinated biphenyls, and toxic or hazardous wastes, substances, materials or agents regulated under Environmental Laws, including those substances defined or regulated under Environmental Laws as “Hazardous Substances,” “Pollutants,” or “Contaminants.”

“Holdback Amount” means $15,000,000.

“Holdco Note Amount” means the amount that would be required to be paid to satisfy all outstanding Obligations under the Holdco Notes in full as of immediately prior to the Effective Time.

“Holdco Notes” means the Amended and Restated Convertible Promissory Notes issued pursuant to the Exchange Agreement, dated April 19, 2013, by and among the Company and the Exchanging Holders (as defined therein).

“HSR Act” means the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Indebtedness” of any Person at any date means, without duplication, all (a) Obligations of such Person (i) for borrowed money, whether secured or unsecured, (ii) for the deferred purchase price of property or services (other than trade liabilities incurred in the ordinary course of business), (iii) that are evidenced by a note, bond, debenture or similar instrument, (iv) that are evidenced by letters of credit, surety bonds, bank guarantees and similar instruments (other than letters of credit issued for the benefit of suppliers or vendors to support accounts payable to such suppliers or vendors incurred in the ordinary course of business), or (v) as lessee under leases that are capitalized in accordance with GAAP, and (b) guarantees of any of the foregoing for the benefit of another Person.

“Indemnified Party” means a Parent Indemnified Party or a Seller Indemnified Party.

“Indemnifying Party” means any party to this Agreement from which an Indemnified Party is seeking indemnification pursuant to the provisions of this Agreement.

“Indenture” means the Indenture, dated as of October 1, 2009, among Stream, the Guarantors named therein and Wells Fargo Bank, National Association, as Trustee, governing the Debentures.

“Injunction” means a temporary restraining order, preliminary or permanent injunction or other Order issued by a court of competent jurisdiction.

“Intellectual Property” means all United States and foreign intellectual property rights, whether registered or unregistered, in and to (a) trademarks, service marks, logos, brand and corporate names, trade dress, trade names, design rights and other source identifiers and the good will associated with the foregoing, (b) patents and patent applications, together with reissuances, continuations, continuations-in-part, revisions, extensions and reexaminations thereof, (c) invention disclosures, (d) copyrights and copyrightable works, (e) confidential and proprietary information, including trade secrets, know-how, ideas, formulae, models and methodologies, (f) computer software, and (g) domain names; in each case, including any registrations of, applications to register, and renewals and extensions of, any of the foregoing with or by any Governmental Authority in any jurisdiction.

“Intellectual Property Agreements” means all material Contracts under which the Company or any of its Subsidiaries has licensed or otherwise conveyed to other Persons (other than the Company or its Subsidiaries) any ownership right or right to use, distribute or modify any Owned Company Intellectual Property in whole or in part (other than licenses or grants of rights ancillary to commercial contracts (including manufacturing, customer, supply, distribution, retail and marketing contracts), entered into in the ordinary course of business).

“Intercompany Receivables” means (a) in the case of the Company, all amounts owed to it (including receivables, loans or debt arrangements) by any of its Subsidiaries, or (b) in the case of any Subsidiary of the Company, all amounts owed to such Subsidiary (including receivables, loans or debt arrangements) by the Company or any Subsidiary of the Company.

“Interim Financial Statements” means the unaudited consolidated balance sheet of Stream and its Subsidiaries and the related unaudited consolidated statements of operations, shareholders’ equity and cash flows for the nine months ended September 30, 2013.

“Joint Direction” means joint written instructions of Parent and the Sellers instructing the Escrow Agent to make a payment out of the Escrow Account.

“Labor Laws” means all Laws regarding labor, employment and employment practices, conditions of employment, termination of employment, discrimination, disability, immigration, labor relations, pay equity, overtime wages, workers compensation, employee scheduling, working conditions, family and medical leave, occupational safety and health, and wages and hours, including any bargaining or other obligations under the National Labor Relations Act.

“Law” means any federal, state, local or foreign law, statute, ordinance, rule, or regulation of any Governmental Authority.

“Lease” means any lease, sublease or similar Contract, under which the Company or any of its Subsidiaries is the landlord, sublandlord, tenant, subtenant, occupant, lessee or lessor.

“Leased Property” means all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by the Company or any of its Subsidiaries.

“Letter of Transmittal” means a letter of transmittal in the form attached hereto as Exhibit A.

“Licensed Company Intellectual Property” means the Intellectual Property used by the Company and each of its Subsidiaries pursuant to any Third-Party Intellectual Property License.

“Liens” means any lien, security interest, mortgage, pledge, charge or similar encumbrance.

“Litigation” means any claim, action, arbitration, suit, administrative hearing, proceeding or other investigation, at law or in equity (including actions or proceedings seeking injunctive relief), by or before any Governmental Authority or arbitral body.

“Losses” means actual out-of-pocket losses, costs, assessed interest, charges, expenses (including reasonable attorneys’ fees), liabilities, fines, penalties and damages.

“Majority Sellers” means the Sellers representing a majority in interest of the Fully Diluted Pro Rata Share of all Sellers.

“Management Employee” means any officer or management employee of the Company with a title of Vice President or above.

“Marketing Period” means the first period of 20 consecutive Business Days after the date of this Agreement throughout which (a) Parent shall have received the Company Materials reasonably requested by Parent in a writing delivered to the Company prior to the first day of such period (and throughout such period such materials shall be sufficiently current to meet the requirements of the definition of Company Materials) and (b) the conditions set forth in Section 6.01(a) and Section 6.01(c) shall have been satisfied or waived (other than those conditions that by their nature can only be satisfied at the Closing) and nothing has occurred and no condition exists that would cause any of the conditions set forth in Section 6.02(a), Section 6.02(b) and Section 6.02(c) to fail to be satisfied assuming the Closing were to be scheduled for any time during the 20 consecutive Business Days of such period; provided that the Marketing Period shall (i) not be deemed to have commenced if, prior to the completion of the Marketing Period (x) the Company’s auditor withdraws its audit opinion with respect to any of the Company’s financial statements or (y) Stream makes a public statement of an intent to restate any of its historical financial statements or that such restatement is under consideration or is possible (and for purposes of this clause (y), the Marketing Period shall not commence until the restatement has been completed or Stream publicly announces that it has concluded that no restatement shall be required under GAAP), (ii) end on any earlier date on which the Financing is funded, (iii) not be required to be consecutive to the extent it would include July 3, 2014 (which date shall not count towards satisfying the 20 Business Day requirement) and (iv) if the Marketing Period has not ended prior to August 23, 2014, not commence prior to September 2, 2014. If the Company believes that it has delivered the Company Materials, it may deliver to Parent a written notice to that effect (stating when it believes it completed such delivery), in which case the Marketing Period shall be deemed to have commenced on the date specified in that notice (which date shall be no earlier than the first Business Day after the notice is received) unless Parent reasonably believes the Company has not completed delivery of the Company Materials and, within two Business Days after the delivery of such notice by the Company, delivers a written notice to the Company to that effect (stating with specificity which Company Materials Parent reasonably believes the Company has not delivered).

“Material Adverse Effect” means any fact, circumstance, development, condition, occurrence, event or change that results in a material adverse effect on the business, results of operations, assets or condition (financial or otherwise) of the Company and its Subsidiaries, taken as a whole, but excluding any such fact, circumstance, development, condition, occurrence, event or change resulting from, relating to or arising from (a) the execution or performance of any Transaction Agreement or the announcement or existence thereof, the identity of Parent and its Affiliates or the compliance by any Person with any term of any Transaction Agreement (including, in each case, the impact thereof on relationships, contractual or otherwise, with customers, suppliers, vendors, distributors, partners, employees or Governmental Authorities), (b) Parent’s announcement or other disclosure of its plans or intentions with respect to the conduct of the business (or any portion thereof) of the Surviving Corporation or any of its Subsidiaries after the Closing, (c) changes in global or United States or foreign national or regional economic, financial, regulatory or geopolitical conditions or events (including changes in consumer spending), (d) changes in the credit, debt, financial or capital markets or changes in interest or exchange rates, in each case, in the United States or elsewhere in the world, (e) changes or proposed changes in Laws affecting the Company or any of its Subsidiaries, or changes or proposed changes in GAAP or any other generally accepted accounting principles or the interpretation of any of the foregoing, (f) changes that are generally applicable to the business processing outsourcing industry in which the Company and its Subsidiaries operate (or any segment thereof), (g) national or international disasters, calamities, emergencies or any military conflict, outbreak or escalation of hostilities or declared or undeclared war or act of foreign or domestic terrorism, (h) any action taken or omitted to be taken by, with the prior written consent of, or at the request of, Parent, Merger Sub or any of their respective Affiliates, in each case, after the execution and delivery of this Agreement, (i) any failure by the Company or any of its Subsidiaries to meet internal or published projections, forecasts or estimates of the Company or any such Subsidiary (provided, that the underlying causes of such failure may be considered in determining whether there is a Material Adverse Effect), (j) any change in the Company’s credit rating (provided, that the underlying causes of such failure may be considered in determining whether there is a Material Adverse Effect), (k) any “going concern” or similar qualification in any audit report relating to the Company or any of its Subsidiaries, in any case relating to indebtedness of the Company or any Subsidiary of the Company coming due within twelve months following the date of the balance sheet to which such audit report relates, or (l) any matter disclosed in the Schedules, except, with respect to the foregoing clauses (c), (d), (e), (f) or (g), to the extent such fact, circumstance, development, condition, occurrence, event or change adversely affects the Company and its Subsidiaries, taken as a whole, in a substantially disproportionate manner relative to other participants in the industry in which the Company and its Subsidiaries operate.

“Material Customer” means any customer of the Company set forth on Schedule 3.21 that paid an aggregate of $14,000,000 or more in revenue to the Company and its Subsidiaries for the twelve months ended September 30, 2013 (determined on a consolidated basis, based on the amount of revenues recognized by the Company and its Subsidiaries).

“Material Lease” means the Leases set forth on Schedule 3.15(b)(i).

“Material Subsidiary” means each Subsidiary of the Company identified as a “Material Subsidiary” on Schedule 3.01(b).

“Merger Sub Capital Stock” means any Capital Stock of Merger Sub.

“Obligations” means, with respect to any Indebtedness, any principal, accrued but unpaid interest, prepayment or other penalties, fees or costs and reimbursements payable under the documentation governing such Indebtedness.

“Option” means any option, warrant or other right or Contract of any kind to which the Company or any of its Subsidiaries is a party obligating the Company or such Subsidiary to grant, issue or sell any share of Capital Stock or other equity interests of the Company or such Subsidiary, including any option to purchase shares of Common Stock granted under the Stock Option Plan.

“Option Cash Amount” means, with respect to any Option, an amount equal to the product of (a) the difference, if positive, of the Per Share Merger Consideration, minus the exercise price per share of such Option, multiplied by (b) the number of shares of Common Stock subject to such Option.

“Option Holder” means the holder of an Option that is entitled to receive the Option Cash Amount in settlement of such Option pursuant to Section 2.08.

“Order” means any judgment, order, writ or decree of, or any consent decree or settlement agreement with, any Governmental Authority.

“Owned Company Intellectual Property” means all Intellectual Property owned by the Company or its Subsidiaries.

“Parent Indemnified Parties” means, collectively, (a) Parent and Merger Sub, (b) the respective Subsidiaries and Affiliates (including, following the Effective Time, the Surviving Corporation) of each of the Persons described in clause (a), and (c) the respective stockholders, officers, directors, employees, representatives, controlling Persons, counsel, agents, successors and assigns of each of the Persons described in clauses (a) or (b).

“Parent Material Adverse Effect” means a material adverse effect on the ability of Parent or Merger Sub to consummate the transactions contemplated by the Transaction Agreements on or before the Termination Date.

“Per Share Merger Consideration” means the quotient obtained by dividing (a) the Aggregate Purchase Price by (b) the Fully Diluted Share Amount.

“Permits” means registrations, licenses, approvals, exemptions, authorizations, consents and permits of Governmental Authorities.

“Permitted Liens” means (a) mechanics’, carriers’, workmen’s, materialmen’s, landlord’s, repairmen’s or other similar Liens arising by operation of Law in the ordinary course of business, consistent with past practice, (b) Liens for Taxes, assessments, or other governmental charges that are not due and payable, that may hereafter be paid without penalty or that are being contested in good faith by appropriate proceedings and for which an adequate reserve has been established in accordance with GAAP (and, with respect to any Lien arising prior to the date of the latest balance sheet in the Financial Statements, is, to the extent required by GAAP, reflected on the latest balance sheet in the Financial Statements), (c) with respect to real property, (i) charges, easements, rights of way, restrictions, declarations, covenants, conditions, defects, exceptions, encumbrances and other similar matters of record that affect title to the property of the Company or its Subsidiaries but do not materially detract from the value or marketability of the property to which it relates or materially impair the ability of the Company or its Subsidiaries to use or operate the property to which it relates, (ii) zoning, entitlement, building codes and other land use Laws regulating the use or occupancy of real property or the activities conducted thereon, or (iii) matters that would be disclosed by an accurate survey or inspection of the real property; provided, that with respect to this clause (c) only, any such item does not, individually or in the aggregate with other such items, materially interfere with the ordinary course of business or materially impair the continued use and operation of such real property, (d) any right, interest, Lien or title of a licensor, sublicensor, licensee, sublicensee, landlord, lessor, sublessor or other Person in title under any license, lease or other Contract or in the property being licensed, leased or occupied, (e) Liens securing the Obligations of the Company or its Subsidiaries under the ABL Credit Agreement, the Debentures, the Holdco

Notes or any other Indebtedness of the Company or any of its Subsidiaries, (f) purchase money Liens and Liens securing obligations under capital lease arrangements, (g) Liens arising in the ordinary course of business, consistent with past practice under workmen’s compensation, unemployment insurance, social security, retirement or similar Laws, and (h) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business, consistent with past practice.

“Person” means an individual, a corporation, a limited liability company, a partnership, an association, joint venture, a trust or other entity or organization.

“Plan” means, collectively, each compensation, benefit, employment, consulting, executive compensation, bonus, deferred compensation, incentive compensation, stock purchase, stock option or other equity-based, retention, change-in-control, severance or termination pay, hospitalization or other medical, life or other insurance, supplemental unemployment benefits, profit-sharing, pension or retirement plan, program, policy, Contract or arrangement, and each other fringe or other employee benefit plan, program, Contract or arrangement (including any “employee benefit plan,” within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA), sponsored, maintained or contributed to or required to be contributed to by the Company or any of its Subsidiaries for the benefit of any employee or former employee of the Company or any of its Subsidiaries.

“Post-Closing Adjustment Amount” means the sum of (i) the Closing Working Capital as set forth in the Final Closing Statement, less the Estimated Closing Working Capital as set forth in the Estimated Closing Statement, plus (ii) the Closing Cash set forth in the Final Closing Statement, less the Estimated Closing Cash set forth in the Estimated Closing Statement.

“Proskauer” means Proskauer Rose LLP.

“Referee” means a Person that Parent and the Sellers appoint by mutual agreement.

“Registered Company Intellectual Property” means all Owned Company Intellectual Property that is registered, issued or applied for with a Governmental Authority or other registrar.

“Regulation S-K” means Regulation S-K promulgated by the SEC under the Securities Act and the Exchange Act.

“Regulation S-X” means Regulation S-X promulgated by the SEC under the Securities Act and the Exchange Act.

“Release” means any release, spill, emission, leaking, pumping, pouring, dumping, injection, deposit, disposal, discharge, dispersal, migration or leaching of any Hazardous Materials into the environment.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“Schedules” means the disclosure schedules delivered by the Company to Parent and Merger Sub concurrently with the execution and delivery of this Agreement.

“SEC” means the United States Securities and Exchange Commission.

“Secretary of State” means the Secretary of State of the State of Delaware.

“Section 262” means Section 262 of the DGCL.

“Securities Act” means the Securities Act of 1933.

“Seller Indemnified Parties” means, collectively, (a) the Sellers and the Option Holders, (b) the respective Affiliates of each of the Persons described in clause (a), and (c) the respective stockholders, officers, directors, employees, representatives, controlling Persons, counsel, agents, successors and assigns of each of the Persons described in clauses (a) or (b).

“Sellers” means the stockholders of the Company as of the date hereof listed on Schedule I hereto and their respective transferees, successors and assigns.

“Senior Management Employee” means any management employee of the Company whose annual base salary exceeds $225,000 as of the date hereof.

“SGS Financial Statements” means (a) the consolidated audited balance sheet of the Company and its Subsidiaries and the related consolidated audited statements of operations, shareholders’ equity and cash flows for each of the fiscal years ended December 31, 2013 and December 31, 2012, accompanied by the notes thereto and the audit report thereon, and (b) the unaudited consolidated balance sheet of the Company and its Subsidiaries and the related unaudited consolidated statements of operations, shareholders’ equity and cash flows for any fiscal quarter ended after December 31, 2013 and at least 45 days before the Closing Date (other than the last fiscal quarter in a fiscal year). Any audit report referred to above may include a “going concern” or similar qualification relating to indebtedness of the Company or any Subsidiary of the Company coming due within twelve months following the date of the balance sheet to which such audit report relates.

“Solvent” means, with respect to any Person, as of a specified time, (a) the amount of the “fair value” of the “property” of such Person will, as of such time, exceed the sum of all “debts” as of such time (including contingent liabilities), (b) such Person will not have, as of such time, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or about to be engaged following such time and (c) such Person will be able to pay its liabilities as they mature or (in the case of contingent liabilities) otherwise become payable. For purposes of this definition, the terms “fair value” and “property” of a Person will be determined in accordance with applicable federal bankruptcy Laws governing determinations of the insolvency of debtors and the phrases “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or about to be engaged” and “able to pay its liabilities as they mature or (in the case of contingent liabilities) otherwise become payable” shall have the meaning given to such or similar terms under applicable federal bankruptcy Laws governing fraudulent transfers.

“Stock Option Plan” means the SGS Holdings, Inc. 2012 Stock Incentive Plan, adopted as of June 8, 2012.

“Stream” means Stream Global Services, Inc., a Delaware corporation.

“Subsidiary” of any Person means any other Person of which such first Person (either alone or with any other Subsidiary) either (a) owns securities or other equity interests having the ordinary voting power to elect a majority of the board of directors or other governing body of such Person or, if no such governing body exists, the ownership of a majority of the outstanding voting securities of such Person or (b) is or controls the managing member, managing director or other general partner of such Person.

“Surviving Corporation Common Shares” means the shares of common stock of the Surviving Corporation.

“Target Working Capital” means $94,000,000.

“Tax Law” means any Law relating to Taxes.

“Tax Proceeding” means a Litigation by or against a Governmental Authority with regard to any Taxes or Tax Returns of the Company or any of its Subsidiaries.

“Tax Return” means any return, report, information return or other similar document required to be filed with any Governmental Authority with respect to Taxes.

“Taxes” means all taxes, charges, fees, duties, levies or other similar assessments of any kind whatsoever imposed by any Governmental Authority, including net income, gross income, gross receipts, alternative or add-on minimum, excise, property, ad valorem, sales, gain, use, franchise, payroll, employment, severance, withholding, social security, stamp, transfer, capital stock, occupation, environmental, windfall profits, value-added or other taxes, including any interest, penalties or additions thereon or attributable thereto.

“Termination Date” means May 6, 2014.

“Third Party Claim” means any pending or threatened claim or demand asserted by a third party against an Indemnified Party that has given or could reasonably be expected to give rise to a right of indemnification under Article VIII.

“Third-Party Intellectual Property Licenses” means Contracts under which the Company or its Subsidiaries receive a license to Intellectual Property from any Person other than the Company or its Subsidiaries, excluding (a) licenses for commercially available software or software-as-a-service and (b) licenses ancillary to commercial Contracts (including with respect to manufacturing, supply, distribution, retail and marketing) entered into in the ordinary course of business.

“Total Enterprise Value” means $820,000,000.

“Trade Restrictions” means any export restrictions, anti-boycott regulations, embargo regulations or other similar applicable Laws and regulations.

“Transaction Agreements” means this Agreement and all other Contracts, documents and certificates executed by the parties in connection with the transactions contemplated hereby.

“Transaction Expenses” means, to the extent unpaid as of immediately prior to the Closing, without duplication, all expenses that are incurred by the holders of shares of Common Stock and paid by the Company or incurred by the Company or any of its Subsidiaries (prior to the Closing Date) in connection with the transactions contemplated hereby, including the Bankers’ and Attorneys’ Fees, but excluding the Financing Expenses.

“Transfer Taxes” means any transfer, documentary, controlling interests, sales, use, real property, stamp, registration and other similar Taxes, fees and costs (including any associated penalties and interest) incurred in connection with the transactions contemplated by the Transaction Agreements.

“Trustee” has the meaning set forth in the Indenture.

“Voting Debt” of any Person at any date means any outstanding Indebtedness of such Person, the holders of which generally have the right to vote (or are convertible or exchangeable for securities having the right to vote) with the holders of equity securities of such Person.

“Working Capital” shall have the meaning set forth in Schedule II hereto.

“Works Council” means any works council organized outside of the United States representing employees of the Company or any of its Subsidiaries, with whom the Company or its Subsidiaries is required by applicable Law to inform or consult regarding certain economic, organizational or social decisions of the Company or such Subsidiaries.

Section 1.02 Cross-Reference Table. The following terms defined elsewhere in this Agreement in the Sections set forth below have the respective meanings therein defined:

Defined Term	Section
Agreement	Preamble
Appraisal Shares	2.07(b)
Balance Sheet Principles	2.15(a)
Certificate of Merger	2.03
Chosen Courts	9.08(a)
Closing Notice	2.15(a)
Closing Statement	2.15(b)
Company	Preamble
D&O Insurance	5.08(c)
Effective Time	2.03
Escrow Account	2.14(g)
Escrow Agreement	2.12(e)
Estimated Closing Statement	2.15(a)
Financing	4.05

Financing Commitment	4.05
knowledge	9.12
Lenders	4.05
Material Contracts	3.13(a)
Merger	2.01
Merger Sub	Preamble
Parent	Preamble
Parent Plans	5.09(c)
Parent Released Person	9.15(b)
Parent Releasing Person	9.15(a)
Seller Released Person	9.15(a)
Seller Releasing Person	9.15(b)
Surviving Corporation	2.01
Waived 280G Benefits	5.09(e)

Section 1.03 Interpretation.

(a) For purposes of this Agreement, except as otherwise expressly provided herein or unless the context otherwise requires:

(i) the words “hereof,” “herein,” “hereto,” “hereunder” and “hereinafter” and words of similar import refer to this Agreement as a whole and not to any particular provision hereof;

(ii) the meaning assigned to each term defined herein shall be equally applicable to both the singular and the plural forms of such term and vice versa, and words denoting either gender shall include both genders;

(iii) the term “dollars” and character “$” shall mean United States dollars;

(iv) the term “including” shall mean “including, without limitation,” and the words “include” and “includes” shall have corresponding meanings, and such words shall not be construed to limit any general statement that they follow to the specific or similar items or matters immediately following them;

(v) the term “or” is not exclusive;

(vi) the terms “party,” “parties,” “parties to this Agreement” and similar terms shall refer to Parent, Merger Sub or the Company, as applicable;

(vii) the words “asset” or “property” shall be construed as having the same meaning and effect and to refer to any and all assets and properties, real and personal, tangible and intangible;

(viii) accounting terms not otherwise defined have the meaning assigned to them in accordance with GAAP;

(ix) the term “close of business” on any day or words of similar import refer to 8:00 p.m. Eastern Time on such day; and

(x) the term “made available” means that the subject documents or other materials were included in the “Project Neptune” online datasite hosted by IntraLinks at least one Business Day prior to the date hereof or were otherwise delivered to Parent, any of its Affiliates or any of their respective representatives.

(b) The Exhibits and Schedules are hereby incorporated herein and made a part hereof and are an integral part of this Agreement. Any matter set forth in any section of any Schedule shall be deemed to be referred to and incorporated in any section of this Agreement to which the information set forth in such Schedule relates, and also in all other sections of the Schedules and this Agreement to which such matter’s application or relevance is reasonably apparent on the face of such disclosure. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall be defined as set forth in this Agreement.

(c) The parties have participated jointly in the negotiation and drafting of this Agreement and, if an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(d) Any Contract, instrument or statute defined or referred to herein means such Contract, instrument or statute, in each case as from time to time amended, modified or supplemented, including (in the case of Contracts or instruments) by waiver of consent and (in the case of statutes) by succession or comparable successor statutes. Any Contract or instrument defined or referred to herein shall include all exhibits, schedules and other documents or Contracts attached thereto. Any statute defined or referred to herein shall include all rules and regulations promulgated thereunder.

(e) Neither the specification of any dollar amount in any representation or warranty contained in this Agreement nor the inclusion of any specific item in any Schedule is intended to imply that such amount, or higher or lower amounts, or the item so included or other items, are or are not material, and no party shall use the fact of setting forth of any such amount or the inclusion of any such item in any dispute or controversy between the parties as to whether any obligation, item or matter not described herein or included in any Schedule is or is not material for purposes of this Agreement. Neither the specification of any item or matter in any representation or warranty contained in this Agreement nor the inclusion of such specific item in any Schedule is intended to imply that such item or matter, or other items or matters, are or are not in the ordinary course of business, and no party shall use the fact of the setting forth or the inclusion of any specific item or matter in any dispute or controversy between the parties as to whether any obligation, item or matter not described herein or included in any Schedule is or is not in the ordinary course of business for purposes of this Agreement.

(f) The provision of the Table of Contents, the division of this Agreement into Articles, Sections and other subdivisions and the insertion of headings are for convenience of reading only and shall not affect or be utilized in construing or interpreting this Agreement.

All references in this Agreement to any Article, Section, subsection or clause are to the corresponding Article, Section, subsection or clause of this Agreement, unless otherwise specified.

ARTICLE II

THE MERGER

Section 2.01 Merger. At the Effective Time, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, Merger Sub shall be merged with and into the Company (the “Merger”), whereupon the separate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation (the “Surviving Corporation”).

Section 2.02 Closing. The Closing shall take place at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd St., New York NY 10019 at 10:00 a.m. (local time) on (a) the latest to occur of (x) the first Business Day on or after March 1, 2014, (y) the second Business Day following the satisfaction or, to the extent permitted, waiver of the conditions set forth in Article VI (other than those conditions that by their terms are to be satisfied by actions taken at the Closing, but subject to the satisfaction or, to the extent permitted, waiver of those conditions at the Closing) and (z) the first Business Day after the final day of the Marketing Period, or such earlier date as may be specified by Parent on no less than seven Business Days’ prior notice to the Company, or (b)  such other date or at such other time or place as Parent and the Company may mutually agree in writing.

Section 2.03 Effective Time. Subject to the provisions of this Agreement, on the Closing Date, substantially concurrently with the Closing, the parties shall deliver or cause to be delivered to the Secretary of State a certificate of merger (the “Certificate of Merger”) in accordance with the DGCL and other applicable Delaware Law. The Merger shall become effective at the time of filing the Certificate of Merger with the Secretary of State in accordance with the DGCL or at such later time as the parties may agree in writing and as is provided in the Certificate of Merger in accordance with the DGCL (the “Effective Time”).

Section 2.04 Effects of the Merger. The Merger shall have the effects set forth in this Agreement and the DGCL and, without limiting the foregoing, from and after the Effective Time, the Surviving Corporation shall possess all property, rights, privileges, immunities, powers, franchises and authorities, and shall be subject to all liabilities, obligations, debts, restrictions, duties and penalties, of the Company and Merger Sub.

Section 2.05 Certificate of Incorporation and By-Laws of the Surviving Corporation. At the Effective Time, the certificate of incorporation and the by-laws of Merger Sub as in effect immediately prior to the Effective Time shall be the certificate of incorporation and the by-laws of the Surviving Corporation, until thereafter amended in accordance with applicable Law and the terms of the Transaction Agreements.

Section 2.06 Directors and Officers. Except as set forth on Schedule 2.06, each director of Merger Sub immediately prior to the Effective Time shall become a director of the Surviving

Corporation, and each officer of the Company immediately prior to the Effective Time shall be an officer of the Surviving Corporation, in each case until his or her successor is duly elected and qualified, or until his or her earlier death, resignation or removal in accordance with the Surviving Corporation’s certificate of incorporation and by-laws.

Section 2.07 Conversion of Common Stock.

(a) At the Effective Time, each share of Common Stock (other than (i) the shares of Common Stock to be cancelled pursuant to Section 2.07(d) and (ii) the Appraisal Shares, which shall only have those rights set forth in Section 2.07(b)) shall, by virtue of the Merger and without any action on the part of Parent, the Company or Merger Sub or the holders of any Capital Stock of the Company or Merger Sub, be converted into and thereafter only evidence the right to receive, without interest, an amount in cash equal to the Per Share Merger Consideration. At the Effective Time, each such share of Common Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of such share of Common Stock shall cease to have any rights with respect thereto, except the right to receive the Per Share Merger Consideration as provided herein.

(b) Notwithstanding anything herein to the contrary, shares of Common Stock issued and outstanding immediately prior to the Effective Time that have not been voted in favor of the Merger and are held by any holder that (i) is entitled to demand and properly demands appraisal of such shares (the “Appraisal Shares”) pursuant to, and (ii) complies in all respects with, Section 262, shall at the Effective Time (A) not be converted into the right to receive the Per Share Merger Consideration as provided in Section 2.07(a) and (B) no longer be outstanding and shall automatically be cancelled and shall cease to exist, and at the Effective Time each holder of Appraisal Shares shall be entitled to only such rights granted to such holder under Section 262. Notwithstanding the foregoing, if any such holder fails to perfect or otherwise effectively waives, withdraws or loses such holder’s rights under Section 262, such holder’s Appraisal Shares shall thereupon be deemed to have been converted at the Effective Time into, and shall have become, the right to receive the Per Share Merger Consideration as provided in Section 2.07(a), without interest.

(c) The Company shall provide notice to Parent as soon as practicable of any demands for appraisal of any shares of Common Stock and of withdrawals of such demands and any other written instruments provided to the Company pursuant to applicable Law, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. The Company shall not, without the prior written consent of Parent, make any payment to any holder of shares of Common Stock with respect to, or settle or offer to settle, any such demands, or enter into any Contract to do any of the foregoing. Nothing in this Agreement is intended to amend or waive any obligation of any holder of Common Stock who has waived or limited the right to assert dissenters’ rights in a separate agreement.

(d) At the Effective Time, each share of Common Stock held by Merger Sub, Parent, any direct or indirect wholly owned Subsidiary of Merger Sub or Parent, the Company or any of its Subsidiaries, shall automatically be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

Section 2.08 Company Stock Options. As soon as practicable following the date of this Agreement, the Company Board (or any committee thereof administering the Stock Option Plan) shall adopt such resolutions or take such other actions as may be required to provide that, at the Effective Time, and without any action on the part of any holder of any Option, each Option, whether vested or unvested, that is outstanding and unexercised immediately prior to the Effective Time and has an exercise price per share that is less than the Per Share Merger Consideration shall terminate, be cancelled and cease to exist at the Effective Time, and each holder of such Option will only be entitled to receive from Parent or the Surviving Corporation in settlement of such Option the Option Cash Amount as provided herein.

Section 2.09 Conversion of Merger Sub Capital Stock. At the Effective Time, each share of Merger Sub Capital Stock issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and thereafter evidence in the aggregate one fully paid and nonassessable Surviving Corporation Common Share with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation. From and after the Effective Time, all certificates representing shares of Merger Sub Capital Stock shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.

Section 2.10 Withholding Taxes. Parent or the Surviving Corporation (or their respective agents), as applicable, shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement to any holder of shares of Common Stock or Options such amounts as are required to be deducted and withheld and paid to the applicable Governmental Authority under the Code or any Tax Law. Any such withheld amounts shall be timely paid to the applicable Governmental Authority and shall be treated for all purposes of this Agreement as having been paid to such holder in respect of which such deduction or withholding was made.

Section 2.11 Adjustments. If at any time during the period between the date of this Agreement and the Effective Time any change in the outstanding shares of Capital Stock of the Company shall occur as a result of any reclassification, recapitalization, stock split (including a reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period, the amounts payable under this Agreement in respect of the shares of Common Stock and the Options shall be equitably adjusted to provide the holder of Common Stock the same economic effect as contemplated under this Agreement prior to such action, provided that nothing in this Section 2.11 shall be deemed to permit or authorize any party to effect any such change that is not otherwise authorized or permitted under this Agreement.

Section 2.12 Exchange Procedures.

(a) Letter of Transmittal. Not less than ten Business Days prior to the Effective Time, the Company shall provide a Letter of Transmittal to each holder of record of shares of Common Stock.

(b) Payment for Shares of Common Stock. Parent shall pay the aggregate Per Share Merger Consideration as provided in Section 2.14. After the Effective Time, upon surrender of any Certificates to the Surviving Corporation, together with the properly completed Letter of Transmittal, a holder of shares of Common Stock shall be entitled to receive from the Surviving Corporation, in exchange therefor, the Per Share Merger Consideration for such shares of Common Stock represented by such Certificates as contemplated hereby. Until so surrendered, each such Certificate shall represent after the Effective Time, for all purposes, only the right to receive, without interest, the Per Share Merger Consideration to be paid in consideration therefor upon surrender of such Certificate in accordance with this Article II. If a transfer of ownership of any shares of Common Stock occurs that is not registered in the transfer records of the Company, the Company or the Surviving Corporation, as applicable, shall pay the Per Share Merger Consideration in respect of such shares of Common Stock to the transferee if such transferee presents to the Surviving Corporation the applicable Certificate properly endorsed or otherwise in proper form for transfer, and such other documents reasonably required to evidence and effect such transfer and reasonable evidence that any applicable stock transfer Taxes have been paid.

(c) Lost Certificates. If any Certificate has been lost, stolen or destroyed, and the holder of the shares of Common Stock represented thereby (i) makes an affidavit of that fact and (ii) if required by the Company or the Surviving Corporation, as applicable, executes an indemnification agreement in a form reasonably acceptable to the Company or the Surviving Corporation, as applicable, the Company or the Surviving Corporation, as applicable, shall issue in exchange for such lost, stolen or destroyed Certificate the Per Share Merger Consideration payable in respect thereof pursuant to this Agreement.

(d) Unclaimed Merger Consideration. Any portion of the aggregate Per Share Merger Consideration that remains unclaimed by the former holders of Common Stock for 180 days after the Effective Time shall be delivered to Parent. Any former holder of Common Stock who has not theretofore complied with this Section 2.12 shall thereafter look only to Parent for delivery of any Per Share Merger Consideration, without any interest thereon. Any portion of the aggregate Per Share Merger Consideration remaining unclaimed as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority shall, to the extent permitted by applicable Law, become the property of Parent free and clear of any claims or interest of any Person previously entitled thereto. Notwithstanding the foregoing, none of the Company, the Surviving Corporation, Parent, any Affiliate of the foregoing or any other Person shall be liable to any former holder of Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws.

(e) Appointment of Escrow Agent. As promptly as practicable after the date hereof, but in any event with 20 Business Days after the date hereof, the Company, Parent and the Sellers shall, and shall use their reasonable best efforts to cause the Escrow Agent to, enter into an escrow agreement, which escrow agreement shall not contain any provisions relating to the payments to the Sellers, the Option Holders or Parent that are not contemplated by this Agreement, other than customary mechanical provisions (the “Escrow Agreement”).

Section 2.13 Closing of the Company’s Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and no transfer of shares of Common Stock shall thereafter be made, other than to settle transfers of Common Stock that occurred prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for transfer, they shall be cancelled and exchanged as provided for in Section 2.07(a) and Section 2.12(b).

Section 2.14 Payment of Merger Consideration. At the Closing, Parent will make (or cause to be made) the following payments:

(a) Payment of Common Stock to the Company. To the Company, as nominee and agent, by wire transfer of immediately available funds (to the account or accounts designated in writing by the Company no later than three Business Days prior to the Closing Date), an amount equal to the aggregate Closing Per Share Merger Consideration payable with respect to all the outstanding shares of Common Stock (other than shares of Common Stock held by the Direct Payment Holders). The Company shall disburse such amount to the holders of such shares of Common Stock as provided herein.

(b) Payment to the Direct Payment Holders. To each Direct Payment Holder, by wire transfer of immediately available funds (to the account or accounts designated in writing by such Direct Payment Holder no later than three Business Days prior to the Closing Date), an amount equal to the product of (i) the number of shares of Common Stock held by such Direct Payment Holder multiplied by (ii) the Closing Per Share Merger Consideration.

(c) Options. To the Company, by wire transfer of immediately available funds (to the account or accounts designated in writing by the Company no later than three Business Days prior to the Closing Date), the aggregate Closing Option Consideration payable in respect of the Options. The Surviving Corporation shall deliver, or cause to be delivered, to each Option Holder the Closing Option Consideration to which such Option Holder is entitled as soon as practicable after the Effective Time (but in no event later than the close of business on the fifth Business Day immediately following the Closing Date).

(d) ABL Debt Payoff. On behalf of the Surviving Corporation, by wire transfer of immediately available funds to the account or accounts designated in the debt payoff letter relating thereto, the amount necessary to terminate all Obligations under the ABL Credit Agreement.

(e) Debenture Redemption. On behalf of the Surviving Corporation, to the Trustee, for the benefit of the holders of the Debentures, by wire transfer of immediately available funds to the account or accounts designated by the Trustee, the Debenture Amount.

(f) Holdco Note Payoff. On behalf of the Surviving Corporation, to the holders of the Holdco Notes, by wire transfer of immediately available funds to the accounts designated in the debt payoff letters relating thereto, the Holdco Note Amount.

(g) Escrow Account. To the Escrow Agent, by wire transfer of immediately available funds (to the account designated in writing by the Escrow Agent no later than two Business Days prior to the Closing Date (the “Escrow Account”)), an amount equal to the product of (i) two, multiplied by (ii) the Holdback Amount, which amount shall be held by the Escrow Agent pursuant to the Escrow Agreement.

(h) Payment of Transaction Expenses. On behalf of the Surviving Corporation, all Transaction Expenses (including the Bankers’ and Attorneys’ Fees) by wire transfer of immediately available funds as directed by the Company.

Section 2.15 Purchase Price Adjustment.

(a) Not less than five Business Days prior to the anticipated Closing Date, the Company shall provide to Parent a written statement setting forth the Company’s good faith estimate of (i) Estimated Closing Working Capital, (ii) the Aggregate Option Exercise Price, (iii) Estimated Closing Cash, (iv) the Closing Debt, including the ABL Amount, the Debenture Amount and the Holdco Note Amount and (v) the Transaction Expenses (collectively, the “Estimated Closing Statement”). The Estimated Closing Statement shall be accompanied by (A) the most recently available final unaudited trial balance as of a month-end preceding the Closing, (B) a roll-forward of account balances from the final unaudited trial balance required by clause (A) of this Section 2.15(a) to the date of the Estimated Closing Statement, (C) such relevant account reconciliations as Parent shall have reasonably requested at least seven Business Days prior to the anticipated Closing Date, and (D) a notice (the “Closing Notice”) that sets forth the Company’s determination of the Aggregate Purchase Price and the Per Share Merger Consideration as of such date, and the accounts to which Parent shall transfer funds pursuant to Sections 2.14(a), (b) and (c). During such five Business Day period, the Company shall provide to Parent, on reasonable advance notice and during regular business hours, reasonable access to accounting representatives of the Company. The Estimated Closing Statement shall be prepared in accordance with the principles set forth on Schedule II to this Agreement, and to the extent not set forth on Schedule II, in accordance with GAAP, applied in a manner consistent with the principles, policies and methodologies used by the Company in the preparation of the Audited Financial Statements for the fiscal year ended December 31, 2012 (collectively, the “Balance Sheet Principles”). Following delivery to Parent of the Estimated Closing Statement and prior to the Closing Date, the Company shall consider in good faith any significant errors asserted by Parent prior to the Closing Date in the calculation of the amounts contained in the Estimated Closing Statement and the Closing Notice and, if it is in agreement with any such asserted errors, the Company shall appropriately adjust the amounts in the Estimated Closing Statement and the Closing Notice to correct such errors.

(b) As promptly as practicable, but in any case no later than 60 days after the Closing Date, Parent shall cause to be prepared in accordance with the Balance Sheet Principles and delivered to the Sellers a closing statement setting forth Parent’s calculation of Closing Working Capital and Closing Cash, and containing an unaudited consolidated balance sheet of the Company and its Subsidiaries as of the close of business on the day immediately preceding the Closing Date (without giving effect to the transactions contemplated by the Transaction Agreements) (the “Closing Statement”).

(c) If the Sellers disagree with the Closing Statement or Parent’s calculation of Closing Working Capital or Closing Cash delivered pursuant to Section 2.15(b), the Sellers may, within 45 days after receipt of the Closing Notice, deliver a notice to Parent providing reasonable detail of the reason for any disagreement and setting forth the Sellers’ calculation of such amount. Any such notice of disagreement shall specify all items or amounts with which the Sellers disagree, and the parties shall be deemed to have agreed with all other items and amounts contained in the Closing Statement and the calculation of the Closing Working Capital and Closing Cash delivered pursuant to Section 2.15(b). If the Sellers do not deliver any such notice by such date, the Sellers shall be deemed to have accepted the Closing Statement and the calculations contained therein shall be final and binding on the Sellers and Parent. The Sellers and Parent shall cause their respective representatives to cooperate and assist in the preparation of the Closing Statement and the calculation of the Closing Working Capital and Closing Cash, and in the conduct of the review referred to in this Section 2.15, including making available, to the extent necessary, books, records, work papers and appropriate personnel. Without limiting the foregoing, the Sellers and their representatives (including accountants) shall have reasonable access to the books and records of the Company, the personnel of, and work papers prepared by, Parent or Parent’s accountants to the extent that they relate to the Closing Statement and to such historical financial information (to the extent in Parent’s possession) relating to the Closing Statement as the Sellers may reasonably request for the purpose of reviewing the Closing Statement and to prepare a notice of disagreement.

(d) If a notice of disagreement is delivered in accordance with Section 2.15(c), the Sellers and Parent shall, during the 30 days following such delivery, use their reasonable best efforts to reach agreement on the disputed items or amounts in order to determine, as may be required, the amount of the Closing Working Capital and Closing Cash. If, during such period, the Sellers and Parent are unable to reach such agreement, they shall promptly thereafter cause the Referee to review the relevant portions of this Agreement, the Closing Statement and the disputed items or amounts for the purpose of calculating Closing Working Capital and Closing Cash. In making such calculation, the Referee shall consider only those remaining items or amounts in the Closing Statement and Parent’s calculation of Closing Working Capital and Closing Cash as to which the Sellers still dispute at the time of such review and shall use the Balance Sheet Principles. Parent and the Sellers shall have the opportunity to provide written submissions regarding their positions on the disputed matters, which written submissions shall be provided to the Referee, if at all, no later than 15 Business Days after the date of referral of the disputed matters to the Referee. The determination of the Referee shall be based solely on the written submissions by Parent and the Sellers and their respective representatives. The Referee shall deliver to Parent and the Sellers, as promptly as practicable (but in no event later than 30 Business Days from the date of engagement of the Referee), a report setting forth its calculation of the Closing Working Capital and Closing Cash, as applicable; provided, that the Referee may not assign a value to any item greater than the greatest value for such item claimed by either Parent or the Sellers or less than the smallest value for such item claimed by either Parent or the Sellers. Such report shall be final and binding on, and non-appealable by, Parent and the Sellers. The costs and expenses of the Referee shall be borne in the same proportion that the aggregate dollar amount of such remaining disputed items so submitted to the Referee that are unsuccessfully disputed by Parent, on the one hand, and the Sellers, on the other hand, as finally determined by the Referee, bears to the total dollar amount of such remaining disputed items so submitted.

(e) Following a final determination of the Post-Closing Adjustment Amount, Parent and the Sellers shall deliver a Joint Direction instructing the Escrow Agent to make the following payments out of the Escrow Account:

(i) If the Post-Closing Adjustment Amount is positive, (A) to the Sellers and the Option Holders, an aggregate amount equal to the sum of (x) the lesser of (1) the Holdback Amount and (2) the Post-Closing Adjustment Amount, plus (y) the Holdback Amount, and (B) to Parent, any amount remaining in the Escrow Account;

(ii) If the Post-Closing Adjustment Amount is negative, (A) to Parent, an amount equal to the sum of (x) the lesser of (1) the Holdback Amount and (2) the absolute value of the Post-Closing Adjustment Amount, plus (y) the Holdback Amount, and (B) to the Sellers and the Option Holders, any amount remaining in the Escrow Account; and

(iii) If the Post-Closing Adjustment Amount is zero, (A) to Parent, an amount equal to the Holdback Amount, and (B) to the Sellers and the Option Holders, an aggregate amount equal to the Holdback Amount.

(f) All payments made pursuant to this Section 2.15 shall be treated as an adjustment to the Aggregate Purchase Price by the parties for all purposes under this Agreement and for Tax purposes, unless otherwise required by applicable Law.

(g) All joint actions, decisions and instructions of the Sellers under this Section 2.15 shall be conclusive and binding upon all of the Sellers and Option Holders. No Seller or Option Holder shall have any cause of action against any other Seller, and no Seller shall have any liability whatsoever to any other Seller or Option Holder, for any action taken or not taken, decision made or instruction given jointly by the Sellers under this Section 2.15. The Sellers may jointly incur Dispute Expenses on behalf of the Sellers and Option Holders in connection with any dispute arising under this Section 2.15. Such Dispute Expenses shall be paid from (and reduce) any amount otherwise payable to the Sellers and Option Holders under this Section 2.15, and to the extent such amount is insufficient to fully pay such Dispute Expenses, each Seller and Option Holder shall be responsible for its Fully Diluted Pro Rata Share thereof. Parent and its Affiliates (including, after the Closing, the Surviving Corporation) may rely exclusively, without independent verification or investigation, upon all joint actions, decisions and instructions of the Sellers under this Section 2.15 (including a Joint Direction).

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in (a) the Schedules or (b) the Company SEC Documents filed with the SEC since December 31, 2012 and prior to the date that is two Business Days prior to the date of this Agreement (including exhibits thereto and other information incorporated therein), other than any risk factor disclosures contained in any “Risk Factors” section thereof or in any other section to the extent such disclosures are forward-looking statements, general cautionary or predictive or forward-looking in nature, the Company hereby represents and warrants to Parent and Merger Sub as follows:

Section 3.01 Organization and Qualification.

(a) Each of the Company and Stream is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, and has all requisite corporate power and corporate authority to own, lease and operate its properties and assets and to conduct its business as it is currently being conducted. Each of the Company and Stream is duly licensed or qualified and in good standing (with respect to jurisdictions that recognize the concept of good standing) to do business in each jurisdiction (whether state, federal, or local or foreign) in which the nature of its business or the ownership, lease or operation of its properties or assets makes such license or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) Schedule 3.01(b) lists all of the Company’s Subsidiaries. Each Subsidiary of the Company (other than Stream, which is included in Section 3.01(a)) (i) is duly organized and validly existing in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Laws of its jurisdiction of organization, (ii) has all requisite corporate, partnership, limited liability company or other organizational, as applicable, power and authority to own, lease and operate all of its properties and assets and to conduct its business as it is currently being conducted and (iii) is duly licensed or qualified and in good standing (with respect to jurisdictions that recognize the concept of good standing) to do business as a corporation, partnership, limited liability company or other legal entity, as applicable, in each jurisdiction (whether state, federal or local or foreign) in which the nature of its business or the ownership, lease or operation of its properties or assets makes such license or qualification necessary, except where the failure to be so organized, validly existing, licensed, qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c) The Company has provided or made available to Parent true, complete and correct copies of its certificate of incorporation and by-laws or similar governing documents for the Company and each of its Material Subsidiaries as are in full force and effect on the date hereof.

Section 3.02 Authority; Binding Effect. The Company has all requisite corporate power and corporate authority to (a) execute and deliver this Agreement, (b) perform its obligations hereunder and, (c) subject to the Company obtaining the Company Approvals, consummate the transactions contemplated hereby. Except for the Company Approvals and filing the Certificate of Merger, the execution and delivery of this Agreement, the performance by the Company of its obligations hereunder and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of the Company. This Agreement has been duly and validly executed and delivered by the Company and, assuming due authorization, execution and delivery of this Agreement by the other parties, constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other Laws of general application affecting enforcement of creditors’ rights or by principles of equity.

Section 3.03 Ownership of Stock; Capitalization.

(a) The authorized Capital Stock of the Company consists of 1,500,000 shares of Common Stock, of which 710,112.80 shares of Common Stock are issued and outstanding as of the date hereof. No shares of the Common Stock are held in the Company’s treasury and no shares are reserved for issuance, other than shares reserved for issuance upon exercise of awards or otherwise pursuant to the Stock Option Plan. All of the shares of Common Stock issued and outstanding as of the date hereof (i) have been duly authorized and validly issued, (ii) are fully paid and non-assessable and (iii) have not been issued in violation of, and are not subject to, any preemptive or subscription rights, or rights of first refusal. As of the date hereof, Options to purchase 68,950 shares of Common Stock are outstanding, and all such Options were issued pursuant to the Stock Option Plan.

(b) Schedule 3.03(b) contains a complete and correct list of each Person who, as of the date hereof, holds any Option, together with the number of shares of Common Stock subject to each such Option, the exercise price per share, the grant date, the vesting schedule and the expiration date of each such Option. Other than awards under the Stock Option Plan that are set forth in Schedule 3.03(b), no other equity-based awards with respect to the Capital Stock of the Company are outstanding. As of the date hereof, neither the Company nor any of its Subsidiaries has any Voting Debt.

(c) Each share of Capital Stock of each Subsidiary issued and outstanding as of the date hereof (i) has been duly authorized and validly issued, (ii) is, to the extent applicable, fully paid and non-assessable and (iii) has not been issued in violation of, and is not subject to, any preemptive or subscription rights, rights of first refusal or other similar rights, except in the case of clauses (i), (ii), or (iii) where the (A) failure to be so duly authorized, validly issued, fully paid or non-assessable or (B) issuance in violation of or subject to such rights is not material to the Company and its Subsidiaries, taken as a whole. Except as set forth on Schedule 3.03(c), as of the date hereof, the Company, alone or together with one or more of its Subsidiaries, is the record and beneficial owner of 100% of the equity interests of each of its Subsidiaries, in each case free and clear of any Liens, except for Permitted Liens.

(d) Except (i) for the Options issued pursuant to the Stock Option Plan and as otherwise described in Section 3.03(a), (ii) for Contracts that will terminate on or prior to the Closing Date, and (iii) as set forth on Schedule 3.03(d), (A) as of the date hereof, there are no outstanding shares of Capital Stock of the Company or of Stream, (B) neither the Company nor Stream is bound by any outstanding Contract for the purchase or issuance of, or the payment of any amount based on, (1) any shares of Common Stock, Voting Debt or any other equity securities of the Company or Stream, as applicable, or (2) any securities representing the right to purchase or otherwise receive any shares of Common Stock, Voting Debt or other equity securities of the Company or Stream, as applicable, and (C) as of the date of this Agreement, there are no contractual obligations of the Company or of Stream (1) to repurchase, redeem or otherwise acquire any (x) shares of Capital Stock of the Company or Stream, as applicable, or any equity security of the Company or Stream, as applicable, or (y) any securities representing the right to purchase or otherwise receive any shares of Capital Stock or any other equity security of the Company or Stream, as applicable, or (2) pursuant to which the Company or Stream is or could be required to register shares of Capital Stock of the Company or Stream, as applicable, or other securities under the Securities Act and the rules and regulations thereunder.

(e) Except as set forth on Schedule 3.03(e), no Material Subsidiary (other than Stream, which is the subject of Section 3.03(d)) is bound by any outstanding Contract for the purchase or issuance of, or the payment of any amount based on, (i) any shares of Voting Debt or any equity securities of such Subsidiary or (ii) any securities representing the right to purchase or otherwise receive any shares of Voting Debt or any equity securities of such Subsidiary. Except as set forth on Schedule 3.03(e), as of the date of this Agreement, there are no contractual obligations of any of the Material Subsidiaries (x) to repurchase, redeem or otherwise acquire any (A) shares of Capital Stock or any equity security of any of the Material Subsidiaries or (B) any securities representing the right to purchase or otherwise receive any shares of Capital Stock or any other equity security of any of the Material Subsidiaries or (y) pursuant to which any of the Material Subsidiaries is or could be required to register shares of Company Capital Stock or other securities under the Securities Act and the rules and regulations thereunder.

(f) Except as set forth on Schedule 3.03(c), the Company alone, or together with one or more of its Subsidiaries, is the record and beneficial owner of 100% of the equity interests of Stream International Global Services Philippines, Inc., a Philippines corporation and successor-in-interest to EGS Corp., free and clear of any Liens, except for Permitted Liens.

Section 3.04 Company SEC Documents; Financial Statements.

(a) Since December 31, 2011, Stream has filed with, or furnished to, as applicable, the SEC on a timely basis, all of the Company SEC Documents. With respect to Company SEC Documents filed since December 31, 2011, except as set forth on Schedule 3.04(a), as of their respective (i) effective dates (in the case of Company SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) or (ii) SEC filing dates (in the case of all other Company SEC Documents), as applicable, the Company SEC Documents complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act or the Sarbanes-Oxley Act, as applicable, and any rules and regulations promulgated thereunder applicable to the Company SEC Documents, and none of the Company SEC Documents as of such dates (or, if amended, the date of the filing of such final amendment) contained any untrue statement of a material fact or omitted to state a material fact required to be stated or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(b) Each of the Financial Statements and related notes (i) was prepared from and are in accordance with the books and records of Stream and its Subsidiaries, (ii) has been prepared in all material respects in accordance with GAAP applied on a consistent basis throughout the periods involved (except as (A) may be indicated in the notes thereto, (B) permitted by Regulation S-X and, (C) in the case of unaudited interim financial statements, permitted by the SEC) and (iii) fairly presents in all material respects the consolidated financial position of Stream and its Subsidiaries at the respective dates thereof and the consolidated results of Stream’s and its Subsidiaries’ operations and cash flows for the periods indicated therein, subject, in the case of unaudited interim financial statements, to normal and year-end audit adjustments as permitted by GAAP and the applicable rules and regulations of the SEC and any other adjustments described therein, including in the notes thereto.

(c) The books of account and minute books of the Company and its Subsidiaries are complete and correct in all material respects. The books of account of Stream and its Subsidiaries are maintained in a manner substantially consistent with past practice and have recorded therein the results of operations and the assets and liabilities of Stream and its Subsidiaries required to be reflected under GAAP and the other legal and accounting requirements applicable to Stream and its Subsidiaries. Stream has established and maintains (i) a system of internal control over financial reporting (as defined in Rule 13a-15 under the Exchange Act) designed to provide reasonable assurance regarding the reliability of Stream’s financial reporting and the preparation of the Financial Statements for external purposes in accordance with GAAP and (ii) disclosure controls and procedures (as such term is defined in Rule 13a-15 under the Exchange Act) designed to ensure that material information required to be disclosed in reports Stream files under the Exchange Act is recorded and made known to the individuals responsible for the preparation of such filings and other public disclosure documents. Stream’s principal executive officer and its principal financial officer have disclosed, based on management’s evaluation of Stream’s internal controls over financial reporting, to Stream’s auditors and the audit committee of Stream’s board of directors (i) all known significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect Stream’s ability to record, process, summarize and report financial information and (ii) any known fraud, whether or not material, that involves management or other employees who have a significant role in Stream’s internal controls over financial reporting.

(d) Except as set forth on Schedule 3.04(d), the Company has not engaged in any material business activities, conducted any material operations or incurred any liabilities of a type required to be set forth on a balance sheet prepared in accordance with GAAP, other than (i) by or through its Subsidiaries, (ii) in connection with its formation and organization and the maintenance of its existence, (iii) under Contracts with directors, officers and employees, including adoption of the Stock Option Plan and issuance of Options, (iv) under the Transaction Agreements or in connection with the transactions contemplated thereby, and (v) liabilities included in the Closing Debt or the Closing Working Capital. Except for the ownership of the capital stock of Stream and as set forth on Schedule 3.04(d), the Company does not have any material assets.

Section 3.05 Absence of Certain Changes or Events.

(a) From December 31, 2012 until the date of this Agreement, except as expressly contemplated herein or as set forth on Schedule 3.05, the Company and its Subsidiaries have operated their respective businesses in the ordinary course of business in all material respects consistent with past practice. Except as set forth on Schedule 3.05, none of the Company or its Subsidiaries has taken any action from (i) December 31, 2012 until the date of this Agreement that would be prohibited by Sections 5.01(c), (d), (e) or (m), and (ii) September 30, 2013 until the date of this Agreement that would be prohibited by Sections 5.01(f), (g), (h), (n), or (q), in each case, if it were taken after the date hereof and prior to the Closing.

(b) Since December 31, 2012, there has not occurred any fact, circumstance, development, condition, occurrence, event or change that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.06 Consents and Approvals; No Violation.

(a) The execution and delivery of this Agreement by the Company does not, and the performance by the Company of this Agreement and the consummation of the transactions contemplated hereby by the Company will not, require the Company or any of its Subsidiaries to make or obtain any Consent to or from any Governmental Authority, except for (i) compliance with (A) the applicable requirements of the HSR Act and (B) the Securities Act and the Exchange Act or under any state securities or “blue sky” laws, (ii) the filing of the Certificate of Merger with the Secretary of State, and (iii) Consents that may be required solely by reason of Parent’s or Merger Sub’s performance of this Agreement or consummation of the transactions contemplated hereby and (iv) those Consents, the failure of which to be obtained or made would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or prevent or materially delay the consummation of the transactions contemplated by this Agreement.

(b) The execution and delivery of this Agreement by the Company does not, and the performance by the Company of this Agreement and the consummation of the transactions contemplated hereby by the Company will not, (i) conflict with or violate (A) the certificate of incorporation or by-laws of the Company, (B) the certificate of incorporation or by-laws or other comparable organizational documents of any Subsidiary of the Company, or (C) assuming compliance with the matters referred to in Section 3.06(a), any Law or Order applicable to the Company or any of its Subsidiaries as of the date hereof, or (ii) with or without notice, lapse of time or both, result in any breach or violation of, give rise to a termination (or right of termination) of or constitute a default under, create or accelerate any obligations under or create a Lien (other than Permitted Liens) on any of the assets of the Company or any of its Subsidiaries pursuant to, any Contract to which the Company or any of its Subsidiaries is a party, except (x) in each case, as set forth on Schedule 3.06(b) and, (y) in the case of clauses (i)(B), (i)(C) and (ii), for such conflicts, violations, breaches or defaults that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or prevent or materially delay the consummation of the transactions contemplated by this Agreement.

Section 3.07 Absence of Litigation.

(a) Except as set forth on Schedule 3.07(a), as of the date hereof, there is no Litigation pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries or, to the knowledge of the Company, any of their current directors or executive officers in any such case that, individually or in the aggregate, would reasonably expected to be material to the Company and its Subsidiaries, taken as a whole.

(b) Except as set forth in Schedule 3.07(b), as of the date hereof, there are no Orders or unsatisfied penalties or awards against or affecting the Company, any of its Subsidiaries or any of their respective properties or assets that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c) This Section 3.07 does not relate to (i) ERISA or other Laws regarding employee benefit matters, which are governed exclusively by Section 3.11, (ii) Labor Laws, which are governed exclusively by Section 3.12, (iii) Environmental Laws, which are governed exclusively by Section 3.14, (iv) Tax Laws, which are governed exclusively by Section 3.18 or (v) Anticorruption Laws, which are governed exclusively by Section 3.19.

Section 3.08 Affiliate Transactions. As of the date hereof, no (a) present executive officer or director of the Company or any of its Material Subsidiaries or any Person who beneficially owns five percent or more of the shares of Common Stock or, to the knowledge of the Company, any of such Person’s immediate family members or any Affiliate of such Person (i) is a party to any Contract with or binding upon the Company or any of its Subsidiaries other than in the ordinary course of business and in an arm’s-length transaction, (ii) has any material interest in any material property owned by the Company or any of its Subsidiaries or (iii) has engaged in any material transaction with the Company or any of its Subsidiaries within the last twelve months, in each case, that is of the type that would be required to be disclosed under Item 404 of Regulation S-K. No Person who beneficially owns five percent or more of the shares of Common Stock or, to the knowledge of the Company, any Affiliate of such Person owns any asset that is (x) used in the conduct of the business of the Company and its Subsidiaries and (y) reflected in any balance sheet included in the Financial Statements. Other than as set forth on Schedule 3.08, there are no Contracts between any Material Customer which is a controlled Affiliate of any Person who beneficially owns five percent or more of the shares of Common Stock, on the one hand, and the Company or any of its Subsidiaries, on the other hand.

Section 3.09 Permits; Compliance with Laws.

(a) Except as set forth on Schedule 3.09(a), the Company and each of its Subsidiaries are in compliance with all, and the Company and each of its Subsidiaries has since December 31, 2011, complied with all, and is not in default under any, Permits and Laws applicable to the conduct of their businesses, except where any noncompliance would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) Except as set forth on Schedule 3.09(b), the Company and each of its Subsidiaries possess all Permits required under applicable Laws to carry on their respective businesses as currently being conducted, except where the failure to obtain or maintain such Permits would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. All such Permits are in full force and effect and are not subject to any suspension, cancellation, modification or revocation or any proceedings related thereto, except where such suspension, cancellation, modification, revocation or proceeding would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c) Each of the Company and its Subsidiaries has filed all Governmental Reports together with any amendments, since December 31, 2011, that were required to be filed with any Governmental Authority and has timely paid in full all fees and assessments due and payable in connection therewith, except where the failure to file a Governmental Report or pay such fees and assessments, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. At the time of filing, all such Governmental Reports complied in all material respects with applicable Law as in effect at such time.

(d) No action, suit, investigation, examination, audit or review (other than routine examinations, audits and reviews in the ordinary course of business consistent with past practice) with respect to the Company or any of its Subsidiaries has been initiated or is ongoing, unresolved or threatened in writing by any applicable Governmental Authority claiming any violation by the Company or any of its Subsidiaries of applicable Law that would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(e) This Section 3.09 does not relate to (i) ERISA or other Laws regarding employee benefit matters, which are governed exclusively by Section 3.11, (ii) Labor Laws, which are governed exclusively by Section 3.12, (iii) Environmental Laws, which are governed exclusively by Section 3.14, or (iv) Tax Laws, which are governed exclusively by Section 3.18.

Section 3.10 No Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any liabilities of any nature (whether known or unknown, accrued, absolute, contingent, determined, determinable or otherwise), except (a) to the extent reflected or reserved against or otherwise described in the most recent balance sheet included in the Audited Financial Statements or the Interim Financial Statements or, in either case, in the notes thereto, (b) as set forth on Schedule 3.10, (c) liabilities incurred in the ordinary course of business since the date of the balance sheet included in the Interim Financial Statements and (d) other liabilities as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. For the avoidance of doubt, obligations of future performance under Contracts in accordance with the terms thereof shall not be deemed to be liabilities for any purposes under this Section 3.10.

Section 3.11 Employee Benefit Plans; ERISA.

(a) Schedule 3.11(a) sets forth a list, as of the date of this Agreement, of each material Plan. With respect to each such material Plan, the Company has provided or made available to Parent copies of each of the following documents, as applicable: (i) the Plan (including all amendments thereto), (ii) the most recent annual report, if any, required under ERISA or the Code, (iii) the most recent Summary Plan Description, if any, required under ERISA, (iv) if the Plan is funded through a trust or any third-party funding vehicle, the trust or other funding Contract (including all amendments thereto), and (v) if the Plan is intended to be qualified under Section 401(a) of the Code, the most recent determination letter received from the Internal Revenue Service.

(b) No Plan (i) is subject to Title IV of ERISA, (ii) is a “multiemployer plan,” as such term is defined in Section 3(37) of ERISA, (iii) is a plan described in Section 4063(a) of ERISA or (iv) provides for post-termination welfare benefits to any current or former employee or other service provider.

(c) Each Plan was established, has been administered and is administered in each case in all material respects in accordance with its terms and in compliance in all material respects with applicable Laws, including ERISA and the Code.

(d) Each Plan that is intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter to the effect that it is so qualified and, to the knowledge of the Company, nothing has occurred that would reasonably be expected to affect such qualification.

(e) As of the date hereof, there is no pending or, to the knowledge of the Company, threatened in writing Litigation or audit by any Governmental Authority with respect to any Plan, by any employee or beneficiary covered under any Plan, or otherwise involving any Plan, in each case that, individually or in the aggregate, would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(f) Except as set forth in this Agreement or as set forth on Schedule 3.11(f), neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (alone or together with any other event) will (i) entitle any current or former director, officer or employee of the Company or any of its Subsidiaries to severance pay or any other payment from the Company or any such Subsidiary, (ii) accelerate the time of payment, funding or vesting, or increase the amount of compensation or benefit due any such director, officer or employee or (iii) result in any limitation on the right of the Company or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Plan or related trust.

(g) All contributions required to be made to any Plan by applicable Law or regulation or by any Plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Plan, for any period through the date hereof have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been reflected on the Company’s Financial Statements or reserved on the books and records of the Company in accordance with GAAP. None of the Company, any of its Subsidiaries or any other Person, including any fiduciary, has engaged in any “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA), which could subject any of the Plans or their related trusts, the Company, any of its Subsidiaries or any Person that the Company or any of its Subsidiaries has an obligation to indemnify, to any material tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA.

(h) There does not now exist, nor, to the knowledge of the Company, do any circumstances exist that would reasonably be expected to result in, any Controlled Group Liability that would be a liability of the Company or any of its Subsidiaries following the Closing.

Section 3.12 Labor Matters.

(a) Except as set forth on Schedule 3.12(a), neither the Company nor any of its Subsidiaries is a party to any Collective Bargaining Agreement or any material agreements with any Works Council.

(b) As of the date hereof, (i) no grievance or arbitration proceeding arising out of or under any Collective Bargaining Agreement or under any agreement with a Works Council is pending and (ii) to the knowledge of the Company, no such grievance or arbitration proceeding is threatened against the Company or any of its Subsidiaries, in either case, that would reasonably be expected to have a Material Adverse Effect.

(c) As of the date hereof, there is no pending or, to the knowledge of the Company, threatened in writing, (i) labor dispute between the Company or any of its Subsidiaries and any labor organization, or any material strike, slowdown, jurisdictional dispute, work stoppage or other similar organized labor activity involving any employee of the Company or any such Subsidiary or affecting the Company or any such Subsidiary or (ii) union organizing, or election activity involving, any employee of the Company or any of its Subsidiaries, (iii) pending demand for recognition or certification or representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to the knowledge of the Company, threatened to be brought or filed, with the National Labor Relations Board or any other labor relations tribunal or authority, except, in each case, as would not reasonably be expected to have a Material Adverse Effect.

(d) The Company and each of its Subsidiaries is in compliance in all respects with all applicable Labor Laws, except for such instances of noncompliance that would not reasonably be expected be material to the Company and its Subsidiaries, taken as a whole. There are no claims, actions, investigations or proceedings pending or, to the knowledge of the Company, threatened in writing against the Company or its Subsidiaries brought by or on behalf of any applicant for employment, any current or former employee, any Person alleging to be a current or former employee, any class of the foregoing or any Governmental Authority, relating to any Labor Law, or alleging breach of any express or implied Contract of employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment relationship that would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(e) Notwithstanding any other provision of this Agreement, the representations and warranties contained in Section 3.12(a) through Section 3.12(d) constitute the sole and exclusive representations and warranties of the Company relating to collective bargaining matters and compliance with Labor Laws.

Section 3.13 Material Contracts.

(a) Schedule 3.13 sets forth a correct and complete list of all Material Contracts as of the date hereof. “Material Contracts” means all of the following types of Contracts to which the Company or any of its Subsidiaries is bound as of the date hereof (other than Excluded Contracts):

(i) any Contract filed by Stream as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K;

(ii) any Contract that prohibits or materially limits the Company or any of its Subsidiaries from operating in any line of business or in any geographic location, except for any such Contract that may be cancelled without any payment by the Company or any such Subsidiary on notice of 60 or fewer days;

(iii) any Contract that creates, governs or controls any joint venture or partnership or any agreement involving a sharing of revenue or profits, in any such case that is material to the business of the Company and its Subsidiaries, taken as a whole;

(iv) any indenture, loan or credit agreement, factoring agreement, security agreement, guarantee, note, mortgage, letter of credit, reimbursement agreement or other Contract, in any such case relating to Indebtedness of the Company or any of its Subsidiaries having an outstanding principal amount in excess of $5,000,000 on the date hereof (other than any such Contract among or between the Company and one or more of its Subsidiaries or among or between Subsidiaries of the Company);

(v) any Contract, the term of which exceeds one year, that by its terms (A) is not cancellable by the Company or any of its Subsidiaries on notice of 60 or fewer days without any termination payment by the Company or any such Subsidiary and (B) provides for aggregate annual payments by the Company or any such Subsidiary in excess of $3,000,000 (other than the Transaction Agreements, the Indenture and the ABL Credit Agreement);

(vi) any master services agreement (or similar agreement) with a Material Customer (including all amendments and exhibits thereto, but excluding any sub-contract, sub-agreement, statement of work or work order in respect thereof or related thereto);

(vii) any Contract for the sale of any of the assets of the Company or any of its Subsidiaries (whether by merger, sale of stock, sale of assets or otherwise) that is material to the Company and its Subsidiaries, taken as a whole (other than any Contract that (A) provides for the sale or disposition of services, inventory or equipment in the ordinary course of business or (B) is among or between the Company and one or more of its Subsidiaries or among or between Subsidiaries of the Company);

(viii) any Contract with respect to the acquisition of any Person (whether by merger, sale of stock, sale of assets or otherwise) pursuant to which the Company or any of its Subsidiaries has (A) continuing indemnification obligations or (B) any “earn-out” or similar contingent payment obligations, in each case, that would reasonably be expected to result in payment by the Company or any of its Subsidiaries in excess of $1,000,000 (other than any Contract that provides for the sale or acquisition of services, inventory or equipment in the ordinary course of business);

(ix) any Contract providing for indemnification by the Company of any officer or director of the Company;

(x) all outstanding loans or advances made by the Company or any of its Subsidiaries to any director, officer, employee, stockholder or other Affiliate of the Company or any of its Subsidiaries (other than any intercompany indebtedness or other arrangements, business-related advances made in the ordinary course of business, or loans and advances not exceeding $50,000 in any individual case);

(xi) all Contracts that contain any put, call or right of first refusal, in any such case, that is material to the Company and its Subsidiaries, taken as a whole, except for any such Contract (A) the remaining term of which does not exceed one year or (B) that may be cancelled by the Company or any Subsidiary on notice of 60 or fewer days;

(xii) any Contract pursuant to which the Company or any Subsidiary of the Company has any liabilities (whether absolute, accrued, contingent or otherwise), as financial guarantor in respect of any financial obligation of any Person (other than the Company or any of its Subsidiaries), in any such case that individually is in excess of $1,000,000; and

(xiii) any Contract with any Material Customer that contains any material covenant granting “most favored nation” status that, following the Merger, would apply to actions taken by Parent, the Surviving Corporation or their respective Subsidiaries or Affiliates, other than any such Contract that may be cancelled without any payment by the Company or any Subsidiary on notice of 60 or fewer days.

(b) None of the Company or any of its Subsidiaries is, or has received any written notice as of the date hereof that any other party to any Material Contract is, in default under any Material Contract, which such default has not been cured, mitigated or otherwise resolved. To the knowledge of the Company, as of the date hereof, there has not occurred any event, and no circumstance or condition exists, that with or without the lapse of time or the giving of notice or both would reasonably be expected to constitute a default, cancellation or termination of or under any Material Contract, except for such defaults, cancellations or terminations that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c) A correct and complete copy of each Material Contract and any sub-contract, sub-agreement, statement of work or work order with a Material Customer, each as in effect on the date of this Agreement, has been provided or made available to Parent prior to the date of this Agreement. Each Material Contract is a valid and binding agreement of the Company or Subsidiary of the Company party thereto, and, to the knowledge of the Company, each other party thereto, and is in full force and effect as against the Company or such Subsidiary, as applicable, in accordance with its terms, except (i) as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other Laws of general application affecting enforcement of creditors’ rights or by principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity) and (ii) where the failure of such validity, binding nature or enforceability would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.14 Environmental Matters.

(a) The Company and each of its Subsidiaries is, and since December 31, 2011 has been, in compliance with all applicable Environmental Laws and possesses, and is and has been in compliance with, all required Environmental Permits, except for such instances of nonpossession or noncompliance that would not reasonably be expected to have a Material Adverse Effect. All environmental reports, assessments, audits and other similar documents in the possession or control of the Company or any of its Subsidiaries, in each case containing information that would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, have been provided or made available to Parent.

(b) As of the date hereof, (i) there is no Litigation pursuant to any Environmental Law pending or, to the knowledge of the Company, threatened, against the Company or any of its Subsidiaries that, if determined in a manner adverse to the Company or such Subsidiary, would reasonably be expected to have a Material Adverse Effect, and

(ii) neither the Company nor any of its Subsidiaries is a party to or subject to any Order issued pursuant to an Environmental Law that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c) As of the date hereof, neither the Company nor any of its Subsidiaries has received any written information request or written notice of potential liability under the Comprehensive Environmental Response, Compensation and Liability Act or any similar Environmental Law that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(d) To the knowledge of the Company, none of the Company, any of its Subsidiaries or any of their respective predecessors has owned, leased or operated any property or facility that is or has been contaminated during the period of their ownership, lease or operation thereof by any Hazardous Materials or is liable for or caused any Releases or threatened Release of Hazardous Materials at any property currently or formerly owned or operated by the Company or any of its Subsidiaries or any of their respective predecessors, or at any offsite disposal location in connection with the current or past operations of the Company or any of its Subsidiaries or any of their respective predecessors, which in each case would reasonably be expected to result in a violation of an Environmental Law, except where such violation would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(e) Notwithstanding any other provision of this Agreement, the representations and warranties contained in Section 3.14(a) through Section 3.14(d) constitute the sole and exclusive representations and warranties of the Company relating to Environmental Laws.

Section 3.15 Real Property.

(a) Neither the Company nor any of its Subsidiaries owns any real property.

(b) Schedule 3.15(b)(ii) sets forth the address of each material Leased Property and contains a list of (i) all Material Leases and Material Contracts pursuant to which the Company or any Subsidiary holds any material Leased Property (together with all material amendments, extensions, renewals, guaranties and other agreements with respect thereto) and (ii) all subleases and Material Contracts pursuant to which the Company or any Material Subsidiary subleases, licenses or otherwise grants any Person the right to use or occupy any material Leased Property. The Company or one of its Subsidiaries has a valid leasehold interest in the Leased Property under the Leases, in each case, free and clear of any Liens, except for Permitted Liens, except where the failure of such validity or the presence of any such Lien would not reasonably be expected to have a Material Adverse Effect. The Company has provided or made available to Parent a true and complete copy of each Material Lease.

(c) To the knowledge of the Company, each Lease relating to Leased Property is a valid and binding agreement of each party thereto, enforceable against each party thereto in accordance with its terms, except (i) as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other Laws of general application affecting enforcement of creditors’ rights or by principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity), and (ii) where the failure of such validity, binding nature or enforceability would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Each of the Company and its Subsidiaries has complied in all material respects with the terms of Leases relating to Leased Property, except where any failure to comply would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. There is not under any Lease related to Leased Property any material default by the Company or any of its Subsidiaries or, to the knowledge of the Company, any other party thereto, nor are there any material disputes with respect to any such Lease relating to Leased Property, except where any such default or dispute would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.16 Insurance. Schedule 3.16 sets forth a list of all material insurance policies maintained by or on behalf of the Company and each of its Material Subsidiaries. As of the date hereof, (a) all insurance policies of the Company and its Subsidiaries are in full force and effect as they apply to any matter, action or event relating to the Company or its Subsidiaries occurring from December 31, 2012 through the date hereof and (b) all premiums due on such insurance policies have been paid, except where the failure of such effectiveness or failure to pay necessary premiums would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.17 Intellectual Property.

(a) Schedule 3.17(a) sets forth a list of all Registered Company Intellectual Property, including, to the extent applicable, the jurisdictions in which such Registered Company Intellectual Property right has been issued or registered or in which any application for such issuance and registration has been filed.

(b) Schedule 3.17(b) sets forth a list of all material (i) Third-Party Intellectual Property Licenses and (ii) Intellectual Property Agreements. To the knowledge of the Company, each Third-Party Intellectual Property License and Intellectual Property Agreement is valid, subsisting and enforceable against the other party thereto, except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other Laws of general application affecting enforcement of creditors’ rights or by principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity), and is in full force and effect, except where the failure of such validity, subsistence or enforceability would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. No Intellectual Property Agreement is subject to any outstanding Order adversely affecting the Company’s or any Subsidiary’s use thereof or its rights thereto in any material respect. Neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any other Person that is a party thereto, is in breach of any of the Contracts set forth on Schedule 3.17(b), except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c) The Owned Company Intellectual Property is valid and subsisting, except where the failure of such validity or subsistence would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. All necessary registration, maintenance and renewal fees in connection with the foregoing have been paid and all necessary documents and certificates in connection with the foregoing have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of perfecting, prosecuting, and maintaining the foregoing, except where failure to pay such fees or file such documents would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(d) Except as would not reasonably be expected to have a Material Adverse Effect:

(i) each of the Company and its Subsidiaries either (A) solely owns (beneficially, and of record where applicable), free and clear of all Liens, other than Permitted Liens and non-exclusive licenses entered into in the ordinary course of business consistent with past practice, all right, title and interest in and to its respective Owned Company Intellectual Property or (B) has valid and sufficient rights and licenses to use all of the Licensed Company Intellectual Property currently used by such Person;

(ii) to the knowledge of the Company, no Person is infringing, diluting, misappropriating or otherwise violating any Owned Company Intellectual Property; and

(iii) to the knowledge of the Company, the use of the Company Intellectual Property in the respective businesses of the Company and its Subsidiaries as currently conducted does not infringe upon, dilute, misappropriate or otherwise violate the Intellectual Property of any Person and no Person has asserted in writing that the Company or any of its Subsidiaries has materially infringed, diluted, misappropriated or otherwise violated any Person’s Intellectual Property rights.

(e) As of the date hereof, there is no pending or, to the knowledge of the Company, threatened, Litigation to which the Company or any of its Subsidiaries is a party asserting that the Company’s or any of its Subsidiaries’ use of any Company Intellectual Property in the businesses of the Company and its Subsidiaries infringes upon, dilutes, misappropriates or violates the Intellectual Property of any Person that, if determined in a manner adverse to the Company or any of its Subsidiaries, would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(f) Notwithstanding any other provision of this Agreement, the representations and warranties contained in Section 3.17(a) through Section 3.17(e) constitute the sole and exclusive representations and warranties of the Company relating to Intellectual Property matters and to Contracts relating to Intellectual Property.

Section 3.18 Taxes. Except as set forth on Schedule 3.18:

(a) (i) Each of the Company and its Subsidiaries has timely filed or caused to be timely filed with the appropriate Governmental Authorities all Tax Returns required to be filed by it (taking into account any extension of time within which to file); (ii) such Tax Returns were true, correct and complete in all material respects; and (iii) all amounts in respect of Taxes shown as due on such Tax Returns, as well as all other amounts of Taxes of the Company and its Subsidiaries with respect to which Tax Returns are not required to be filed, have been timely paid to the appropriate Governmental Authorities; except (A) in the case of clause (iii), to the extent such amounts are being contested in good faith by appropriate proceedings and have been adequately provided for and reflected in accordance with GAAP on the latest balance sheet in the Financial Statements and (B) in the case of clauses (i) and (iii), as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(b) Schedule 3.18(b) sets forth a list of material tax holidays applicable to the Company and its Subsidiaries. The Company and its Subsidiaries have complied in all material respects with all operational, reporting, and other requirements of the listed tax holidays. To the Company’s knowledge, there have been no changes in any relevant circumstances that would materially and adversely impact the listed tax holidays. No Governmental Authority has proposed or threatened in writing to reduce or cancel any listed tax holiday in any material respect. To the Company’s knowledge, the consummation of the Merger will not directly result in a reduction or cancellation of any listed tax holidays.

(c) There are no outstanding waivers regarding the application of the statute of limitations with respect to any material Taxes or material Tax Returns of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries have agreed to any extension of time during which a material Tax assessment or material deficiency assessment may be made, which extension is still outstanding.

(d) No material Tax Proceeding has been formally commenced or is presently ongoing between a Governmental Authority and the Company or its Subsidiaries. No written notification has been received by the Company or any of its Subsidiaries that such a Tax Proceeding has been proposed or threatened with respect to Taxes. No claim has been made in writing by any Governmental Authority that the Company or any Subsidiary of the Company is or may be subject to taxation by a jurisdiction in which the Company or such Subsidiary does not file Tax Returns, except for such taxation as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. Each of the Company and its Subsidiaries is a tax resident in the country in which it was formed and no other country. Each of the Company and its Subsidiaries has complied in all material respects with all Laws relating to value added taxes and all Laws relating to the payment, withholding, and reporting of Taxes with respect to (x) payments made to employees or other third parties and (y) transfer pricing, except, in the case of this clause (y), as disclosed in the Accounting Standard Codification 740 documentation previously provided to Parent. No material closing agreements, private letter rulings or similar agreements or rulings with respect to Taxes have been entered into or issued by a Governmental Authority with respect to the Company or any of its Subsidiaries.

(e) The Company is not and has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(f) Neither the Company nor any of its Subsidiaries is a party to, bound by or has any obligation under, any Tax sharing or allocation Contract with respect to any material amount of Taxes (other than pursuant to customary commercial Contracts that are not primarily related to Taxes). Neither the Company nor any of its Subsidiaries is, or has been, a member of an affiliated, group relief, combined, consolidated, profit-or-loss sharing, unitary, or similar Tax group or fiscal unity (other than a group of which the Company or one of its Subsidiaries was the common parent) during a taxable year in which the applicable statute of limitations has not expired.

(g) Neither the Company nor any of its Subsidiaries will be required to include any material item of income or exclude any material item of deduction from any Tax period ending on or after the Closing Date as a result of (i) Section 108(i) of the Code (or any similar provision of state, local or foreign Law) or any adjustment under Section 481 of the Code (or any similar provision of state, local or foreign Law), (ii) any “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law), (iii) any installment sale or any disposition reported as an open transaction or intercompany transaction (under Treasury Regulations Section 1.1502-13 or otherwise) made on or prior to the Closing Date or (iv) deposits, amounts paid in advance of services to be rendered or amounts paid in advance for goods being sold.

(h) Except as set forth on Schedule 3.18(h), none of the Company’s or any of its Subsidiaries’ net operating loss carryovers or other Tax attributes are subject to any material limitation imposed under Sections 382, 383 or 384 of the Code, or any similar provision of state, local or foreign Law.

(i) The Company has provided or made available to Parent copies of all U.S. federal income Tax Returns filed by the Company and its Subsidiaries for the past two years. Within the past two years, neither the Company nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355(a) of the Code. Neither the Company nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or any similar provision of state, local or foreign Law).

(j) Notwithstanding any other provision of this Agreement, (i) the representations and warranties contained in Section 3.04, Section 3.05(a), Section 3.11 and this Section 3.18 constitute the sole and exclusive representations and warranties of the Company relating to any Taxes or Tax Returns and (ii) nothing in this Agreement, other than as provided in this Section 3.18, shall be construed as providing a representation or warranty with respect to the existence, amount, expiration date or limitations on (or availability of) any Tax attribute of the Company or any of its Subsidiaries.

Section 3.19 Anticorruption Matters.

(a) During the three years preceding the date hereof, neither the Company nor any of its Subsidiaries have, and to the knowledge of the Company, no director, officer, agent, or employee of the Company or any of its Subsidiaries or other Person acting for or on behalf or at the direction of the Company or any of its Subsidiaries has, taken any action that would cause the Company or such Subsidiary to be (i) in violation of any Anticorruption Laws or (ii) in violation of, or operated in noncompliance with, any Trade Restrictions, except where such violation or noncompliance would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. To the knowledge of the Company, during the last three years, neither the Company nor any of its Subsidiaries has received any written communication that alleges that the Company or any of its Subsidiaries, or any other Person acting for or on behalf or at the direction thereof is, or may be, in material violation of, or has, or may have, any material liability under, any Anticorruption Laws.

(b) The Company has established and maintains reasonable internal controls and procedures intended to ensure compliance with the Anticorruption Laws and Trade Restrictions, including controls and procedures designed to ensure that the agents and representatives of the Company and each of its Subsidiaries do not make payments in violation of the Anticorruption Laws or Trade Restrictions, except where the failure to maintain such controls or procedures would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.20 Brokers. No investment banker, broker or finder retained by or authorized to act on behalf of the Company or any of its Subsidiaries other than Robert W. Baird & Co. Incorporated is entitled to receive any commission, brokerage, finder’s fee or other similar compensation or payments from the Company or any of its Subsidiaries in connection with the consummation of the transactions contemplated by any Transaction Agreement. The Company has provided or made available to Parent a complete and accurate copy of all agreements pursuant to which Robert W. Baird & Co. Incorporated is entitled to any fees and expenses in connection with any of the transactions contemplated by this Agreement.

Section 3.21 Customers. Schedule 3.21 sets forth a list of all Material Customers. Since December 31, 2012, through the date hereof, except as set forth in Schedule 3.21, (a) there have not been any material adverse changes in the pricing terms of the Contracts with any Material Customer and (b) no Material Customer has given the Company or any of its Subsidiaries written notice that such Material Customer intends to cease or materially decrease its current purchases of goods and services from the Company and its Subsidiaries or to materially and adversely change, amend or modify any terms of Contracts with such Material Customer, which matter has not been resolved in a manner and on terms no less favorable to the Company or its Subsidiaries as existed prior to receipt of such written notice. Except as described in Schedule 3.21, neither the Company nor any of its Subsidiaries is involved in any material claim or material dispute with any Material Customer.

Section 3.22 Takeover Statutes. No “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation or any anti-takeover provision in the Company’s certificate of incorporation or by-laws is applicable to the Company, the Merger, or the other transactions contemplated by this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF

PARENT AND MERGER SUB

Each of Parent and Merger Sub hereby represents and warrants to the Company as follows:

Section 4.01 Organization. Each of Parent and Merger Sub (a) is duly organized and validly existing in good standing under the Laws of its jurisdiction of organization, (b) has all requisite corporate power and authority to own, lease and operate its properties and assets and to conduct its business as it is currently being conducted and (c) is duly licensed or qualified and in good standing (with respect to jurisdictions that recognize the concept of good standing) to do business in each jurisdiction (whether state, federal, local or foreign) in which the nature of its business or the ownership, lease or operation of its properties or assets makes such license or qualification necessary, except, in the case of clause (c), where the failure to be so licensed, qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or prevent or materially delay the consummation of the transactions contemplated by this Agreement.

Section 4.02 Authority; Binding Effect. Each of Parent and Merger Sub has all requisite corporate power and corporate authority to (a) execute and deliver this Agreement, (b) carry out its obligations hereunder and (c) consummate the transactions contemplated hereby. Except for the filing of the Certificate of Merger pursuant to the DGCL, the execution and delivery of this Agreement, the performance by each of Parent and Merger Sub of its obligations hereunder and the consummation by each of Parent and Merger Sub of the transactions contemplated hereby, have been duly and validly authorized by all necessary corporate action on the part of each of Parent and Merger Sub, as the case may be. This Agreement has been duly and validly executed and delivered by each of Parent and Merger Sub and, assuming due authorization, execution and delivery of this Agreement by the Company, constitutes the valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other Laws of general application affecting enforcement of creditors’ rights or by principles of equity.

Section 4.03 Consents and Approvals; No Violation.

(a) The execution and delivery of this Agreement by each of Parent and Merger Sub does not, and the performance by each of Parent and Merger Sub of this Agreement and the consummation of the transactions contemplated hereby by each of Parent and Merger Sub will not, require Parent or Merger Sub to make or obtain any Consent to or from any Governmental Authority, except for (i) compliance with (A) the applicable requirements of any Antitrust Laws and (B) the Securities Act and the Exchange Act or under any state securities or “blue sky” laws; (ii) the filing of the Certificate of Merger with the Secretary of State, and (iii) Consents that may be required solely by reason of Parent’s or Merger Sub’s performance of this Agreement or consummation of the transactions contemplated hereby (which Consents (other than any Consents required under the HSR Act) shall be solely the responsibility of Parent and

Merger Sub) and (iv) those Consents, the failure of which to be obtained or made would not reasonably be expected to have a Parent Material Adverse Effect or prevent or materially delay the consummation of the transactions contemplated by this Agreement.

(b) The execution and delivery of this Agreement by each of Parent and Merger Sub does not, and the performance by each of Parent and Merger Sub of this Agreement and the consummation of the transactions contemplated hereby will not, (i) conflict with or violate (A) the certificate of incorporation or by-laws of Parent, (B) the certificate of incorporation or by-laws of Merger Sub, or (C) assuming compliance with the matters referred to in Section 4.03(a), any Law or Order applicable to Parent or Merger Sub as of the date hereof, or (ii) with or without notice, lapse of time or both, result in any breach or violation of, give rise to a termination (or right of termination) of or constitute a default under, create or accelerate any obligations under or create a Lien (other than Permitted Liens) on any of the assets of Parent or Merger Sub pursuant to, any Contract to which Parent or Merger Sub is a party, except, in the case of clauses (i)(B), (i)(C) and (ii), for such breaches or defaults that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or prevent or materially delay the consummation of the transactions contemplated by this Agreement.

Section 4.04 Absence of Litigation.

(a) There is no Litigation pending or, to the knowledge of Parent or Merger Sub, threatened against Parent or Merger Sub or, to the knowledge of Parent, any of their respective current directors or executive officers in any such case that, individually or in the aggregate, would reasonably be expected to be material to Parent or Merger Sub, taken as a whole.

(b) There are no Orders or unsatisfied penalties or awards against or affecting Parent or Merger Sub or any of their respective properties or assets that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or prevent or materially delay the consummation of the transactions contemplated by this Agreement.

Section 4.05 Financing. Prior to the execution of this Agreement, Parent has delivered to the Company true and complete copies of (a) the executed debt commitment letter, dated as of January 6, 2013, by and among Parent and Citigroup Global Markets Inc., Bank of America, N.A. and Merrill Lynch, Pierce, Fenner & Smith Incorporated (collectively, the “Lenders”), and all exhibits, annexes and schedules thereto (the “Financing Commitment”), pursuant to which the Lenders have agreed to lend, subject to the terms and conditions set forth therein, debt financing in the amounts set forth therein (the “Financing”) and (b) any and all executed letter agreements, fee letters and other definitive agreements associated therewith (provided, that fee amounts and pricing caps, none of which could adversely affect the conditionality, enforceability, availability, termination or aggregate principal amount of the Financing, may be redacted). Parent has fully paid any and all commitment fees or other fees in connection with the Financing Commitment that are payable on or prior to the date hereof, and will pay in full any such additional amounts due on or before the Closing Date. The net proceeds contemplated by the Financing Commitment will in the aggregate be sufficient for Parent and the Surviving Corporation to pay the Aggregate Purchase Price, all repayments and refinancings of Indebtedness contemplated by this Agreement (including the Debt Payoff Amount) or the Financing Commitment, all other amounts required to be paid in connection with the consummation of the transactions contemplated by this Agreement, and all related fees and expenses. The Financing Commitment is (x) a legal, valid and binding obligation of Parent and, to the knowledge of Parent, each of the other parties thereto, (y) enforceable in accordance with its terms against Parent and, to the knowledge of Parent, each of the other parties thereto and (z) in full force and effect. No event has occurred which (with or without notice or lapse of time, or both) would or would reasonably be expected to constitute a default or breach or a failure to satisfy a condition on the part of Parent or, to the knowledge of Parent, any other parties thereto under the Financing Commitment, and Parent has no reason to believe that it or any of the other parties to the Financing Commitment will be unable to satisfy on a timely basis any term or condition of the Financing Commitment required to be satisfied by it or such other party, that the conditions thereof will not otherwise be satisfied, or that the full amount of the Financing will not be available at the Closing. There are no conditions or other contingencies related to funding of the full amount of the Financing other than those expressly set forth in the Financing Commitment delivered to the Company prior to the execution and delivery of this Agreement. There are not, and there are not contemplated to be, any Contracts related to the Financing other than as expressly contemplated by the Financing Commitment and the Contracts delivered to the Company prior to the execution and delivery of this Agreement. In no event shall the receipt or availability of any funds or financing (including the Financing) by or to Parent or any of its Affiliates or any other financing transaction be a condition to any of the obligations of Parent or Merger Sub hereunder.

Section 4.06 Solvency. Immediately after giving effect to the transactions contemplated by the Transaction Agreements, including (a) the Merger, (b) the Financing, (c) the payment of the Aggregate Purchase Price, as may be adjusted pursuant to Section 2.15, (d) payment of any other amounts required to be paid in connection with the consummation of the transactions contemplated by the Transaction Agreements (including the Debt Payoff Amount) or the Financing Commitment and (e) payment of all related fees and expenses of Parent and Merger Sub, and assuming the satisfaction in full of each of the conditions set forth in Section 6.01 and Section 6.02, each of Parent and the Surviving Corporation will be Solvent as of the Effective Time and immediately after the consummation of the transactions contemplated by the Transaction Agreements.

Section 4.07 Merger Sub. Merger Sub has not (a) engaged in any business activities or conducted any operations other than in connection with the transactions contemplated hereby or (b) incurred any liabilities other than in connection with the formation of Merger Sub and the transactions contemplated hereby. As of the date of this Agreement, the authorized Capital Stock of Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share. All of the issued and outstanding Capital Stock of Merger Sub is owned beneficially and of record by Parent, free and clear of any Liens.

Section 4.08 Investment Representation. Parent is an “accredited investor” as defined in Regulation D promulgated by the SEC under the Securities Act. Parent acknowledges that it is informed as to the risks of the transactions contemplated hereby and of its ownership of the equity interests of the Surviving Corporation, and further acknowledges that the equity interests of the Surviving Corporation have not been registered under the U.S. federal securities Laws or under any state or foreign securities Laws, and that the equity interests of the Surviving Corporation may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of unless such transaction is pursuant to the terms of an effective registration statement under the Securities Act and are registered under any applicable state or foreign securities Laws or pursuant to an exemption from registration thereunder.

Section 4.09 Brokers. No investment banker, broker or finder retained by or authorized to act on behalf of Parent or Merger Sub other than Centerview Partners is entitled to receive any commission, brokerage, finder’s fee or other compensation or payments from the Company or any of its Affiliates in connection with the consummation of the transactions contemplated by any Transaction Agreement.

ARTICLE V

COVENANTS

Section 5.01 Conduct of Business. Except (i) as required by Law or Contract, (ii) as specifically permitted, required or contemplated hereby or (iii) with the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), during the period from the date of this Agreement to the earlier of the Closing and the date on which this Agreement is terminated in accordance with Article VII, the Company shall, and shall cause each of its Subsidiaries to use reasonable best efforts to (A) conduct its business in the ordinary course of business and (B) preserve substantially intact its respective business organizations and maintain existing relations and goodwill in all material respects with Governmental Authorities, customers, suppliers and distributors, in each case, in the ordinary course of business; provided, that no action or inaction by the Company or any of its Subsidiaries with respect to the matters addressed by any of the provisions of the following sentence shall be deemed to be a breach of this sentence unless such action or inaction would constitute a breach of such other provisions. Without limiting the generality of the foregoing, and except (x) as set forth in Schedule 5.01, (y) as required by Law or (z) as specifically permitted, required or contemplated by any Transaction Agreement, during the period from the date of this Agreement through the earlier of the Closing and the date on which this Agreement is terminated in accordance with Article VII, the Company shall not, and shall cause each of its Subsidiaries not to, without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned):

(a) amend its certificate of incorporation or by-laws or other organizational documents;

(b) issue, reissue, sell or pledge, or authorize the issuance, reissuance, sale, disposition, grant, transfer, lease, license, guarantee or encumbrance or pledge of, its Capital Stock (other than (i) upon the valid exercise of Options in accordance with their terms granted under the Stock Option Plan or (ii) to the Company or a Subsidiary of the Company), or grant or enter into any Options with respect to the issuance of such Capital Stock (other than Options granted in the ordinary course of business consistent with past practice to employees (excluding Management Employees) under the Stock Option Plan, provided that the aggregate number of shares of Common Stock underlying such Options granted shall not exceed 30,000);

(c) declare, set aside, make or pay any dividend or other distribution payable in cash, stock, property or otherwise in respect of any of its Capital Stock, in each case, other than dividends and distributions by a Subsidiary of the Company to the Company or a Subsidiary of the Company in the ordinary course of business consistent with past practice;

(d) adjust, split, combine, subdivide, redeem or reclassify any of its Capital Stock or any Option relating thereto, other than transactions with respect to the Capital Stock of any Subsidiary which do not reduce the Company’s ownership of such Subsidiary in the ordinary course of business consistent with past practice;

(e) sell, lease, transfer, assign, license on an exclusive basis, cancel, abandon or otherwise dispose of any of its properties or assets (including Intellectual Property), exclusive licenses, operations, rights, product lines or businesses, other than sales, leases, transfers, assignments, licenses, cancellations, abandonments or dispositions (i) by one Subsidiary of the Company to the Company or another Subsidiary of the Company in the ordinary course of business consistent with past practice, (ii) in the ordinary course of business, and (iii) of obsolete, unsalable or fully depreciated inventory or equipment, in the case of clause (iii) in an amount not to exceed $2,000,000 individually or $5,000,000 in the aggregate;

(f) subject any properties or assets to any Liens other than (i) Permitted Liens, (ii) Liens between the Company and a Subsidiary of the Company or between Subsidiaries of the Company in the ordinary course of business consistent with past practice, and (iii) Liens on properties or assets with a value that does not exceed $100,000 individually or $250,000 in the aggregate;

(g) create, incur, assume or guarantee any Indebtedness for borrowed money, other than (i) Indebtedness incurred (A) in the ordinary course of business consistent with past practice pursuant to intercompany arrangements among or between the Company and one or more of its Subsidiaries or among or between its Subsidiaries or (B) under the ABL Credit Agreement, or (ii) obligations as lessee under Leases that are capitalized in accordance with GAAP in an amount not to exceed $5,000,000 in the aggregate;

(h) adopt or change in any material respect (A) any of its accounting principles, practices or methods or (B) any of its existing policies, procedures or practices with respect to credit, collection, payment, accounts receivable or accounts payable, except (x) as may be required in order to comply with changes in GAAP or applicable Law and (y) in the case of clause (B), any adoption or change that does not require the approval of a Senior Management Employee;

(i) (i) enter into, terminate or amend, extend or supplement any (x) employment, severance, termination or other similar Contract with a Senior Management Employee (other than as may be necessary to take an action permitted by clause (ii) of this Section 5.01(i)) or (y) material Plan (or any arrangement that would be a material Plan if in effect on the date hereof) other than in the ordinary course of business consistent with past practice; (ii) increase the compensation or benefits of any of its officers, directors, or employees, provided, that (x) bonus determinations for the fiscal year ended December 31, 2013 may be made (and any such bonuses may be paid) at such times and in such amounts in the ordinary course of business consistent with past practice and in accordance with the terms of the applicable Contract or Plan, to the extent such determinations have not been made or such bonuses have not been paid prior to the date hereof, (y) additional payments in an amount not to exceed $500,000 to any Person and $1,500,000 in the aggregate may be paid to officers and employees, and (z) the Company and its Subsidiaries may increase base salaries of their employees, officers or directors at such times and in such amounts in the ordinary course of business that are consistent with past practice, provided that the amount of such increases shall not exceed 5% for any Management Employee; (iii) accelerate any payment or benefit payable or provided, or the funding of any benefit, to any of its Senior Management Employees, directors or, other than in the ordinary course of business consistent with past practice, employees; (iv) hire or terminate the employment (other than for cause) of any Senior Management Employee; or (v) waive, release or condition any noncompete, nonsolicit, nondisclosure, confidentiality or other restrictive covenant owed to the Company by any director or Management Employee;

(j) (i) enter into, adopt, amend or terminate any Collective Bargaining Agreement, or (ii) enter into, adopt, terminate or amend in any material respect any material agreement with any Works’ Council, in each case, other than to the extent required to comply with applicable Law;

(k) acquire (by merging or consolidating with, purchasing all or substantially all of the assets or Capital Stock of, or by any other manner acquiring) any Person;

(l) make any capital expenditures or enter into any Contract for capital expenditures, in each case in an amount in excess of 5% of the Company’s capital expenditure budget, other than such expenditures or commitments (i) pursuant to or as contemplated by such budget, or (ii) in response to a business emergency;

(m) either (i) settle or compromise any material Tax liability or material Tax Proceeding; (ii) make or rescind any material election with respect to its Taxes, other than in the ordinary course of business; (iii) file any Tax Return or amended Tax Return, in each case, in a manner inconsistent with prior elections, methods of accounting, positions or other past practices of the Company or relevant Subsidiary, except (A) as required by applicable Tax Law or (B) where such inconsistencies would not, in the aggregate, be material; or (iv) file claims for Tax refunds that, in the aggregate (across the Company and all of its Subsidiaries), exceed $500,000;

(n) other than in the ordinary course of business consistent with past practice, enter into any Intercompany Receivable, or increase or reduce the balance of any Intercompany Receivable, except as required to comply with the ABL Credit Agreement or the Indenture;

(o) other than in the ordinary course of business consistent with past practice, (i) amend, waive, fail to enforce or assign, in any material respect, or terminate any Material Contract or Material Lease or (ii) enter into a master services agreement (or similar agreement) that is material to the Company and its Subsidiaries, taken as a whole, with a new customer that would be a “Material Customer” if such agreement was entered into prior to the date hereof, it being understood that, for purposes of this Section 5.01(o)(ii), an agreement providing for more than $14 million in annual revenue is outside of the ordinary course of business;

(p) enter into or amend any Contract with any executive officer, director or other Affiliate of the Company or any of its Subsidiaries that would be required to be disclosed under Item 404 of Regulation S-K;

(q) make any loans, advances, guarantees or capital contributions to or investments in any Person, other than (i) to any direct or indirect wholly-owned Subsidiary of the Company in the ordinary course of business consistent with past practice, (ii) advances to employees in respect of travel, relocation or other ordinary expenses or in the ordinary course of business, or (iii) in an amount not to exceed $1,000,000 in the aggregate;

(r) settle any Litigation for an amount in excess of $500,000;

(s) enter into any line of business in any geographic area other than the current lines of business of the Company and its Subsidiaries and products and services reasonably ancillary thereto;

(t) dissolve, wind-up or liquidate; or

(u) enter into any Contract to take any of the foregoing actions.

Notwithstanding anything to the contrary herein, at any time after May 2, 2014, the Company shall be permitted to refinance any or all Indebtedness under the ABL Credit Agreement and the Indenture and no action or inaction in connection therewith shall be the basis of a breach of any representation, warranty or covenant herein, and all such action and inaction shall be disregarded in determining whether the conditions to Closing set forth in Article VI shall have been satisfied.

Section 5.02 Control of Operations. Nothing contained in any Transaction Agreement shall give Parent, Merger Sub or any of their respective Affiliates, directly or indirectly, the right to control or direct the operations of the Company or any of its Subsidiaries prior to the Effective Time. Prior to the Effective Time, the Company and its Subsidiaries shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over their respective operations.

Section 5.03 Reasonable Best Efforts; Cooperation; Status.

(a) From and after the date of this Agreement, and through the earlier of the Closing and the date on which this Agreement is terminated in accordance with Article VII, each party shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done all things necessary, proper or advisable under applicable Laws to consummate and make effective the transactions contemplated by the Transaction Agreements as soon as practicable, including satisfaction, but not waiver, of the conditions to Closing set forth in Article VI.

(b) The Company shall give prompt written notice to Parent, and Parent shall give prompt written notice to the Company, promptly upon becoming aware of (i) the occurrence, or failure to occur, of any event which occurrence or failure to occur has resulted in the failure to satisfy or be able to satisfy any of the conditions specified in Article VI and such written notice shall specify the condition that has failed or will fail to be satisfied, and (ii) any written notice from any Person alleging that the consent of such Person is required in connection with the transactions contemplated by this Agreement; provided, however, that the delivery of any notice pursuant to this Section 5.03(b) shall not limit or otherwise affect the remedies available hereunder to Parent or the Company.

Section 5.04 Consents. Without limiting the generality of Section 5.03, each party shall use its reasonable best efforts to obtain all Consents necessary in connection with the consummation of the transactions contemplated by the Transaction Agreements prior to the Closing, and to cooperate in connection with any inquiry by a Governmental Authority in connection with the transactions contemplated by the Transaction Agreements. Each party shall timely make or cause to be made all filings and submissions under Laws applicable to it as may be required for the consummation of the transactions contemplated by the Transaction Agreements. Parent acknowledges that certain Consents and waivers with respect to the transactions contemplated by the Transaction Agreements may be required from the parties to Contracts to which the Company or a Subsidiary of the Company is a party and that obtaining such Consents is not a condition to the consummation of the transactions contemplated by any Transaction Agreement unless identified as such a condition in Article VI hereof. Whether or not the Merger is consummated, Parent shall pay all fees and payments (including filing fees) to any Governmental Authority in order to obtain any Consents from a Governmental Authority pursuant to this Section 5.04 and Section 5.05. No party shall be required to make any payment to any Person to (a) obtain any Consent from such Person required to consummate the transactions contemplated by the Transaction Agreements, other than (i) nominal administrative, processing or similar charges, and (ii) legally required filing fees in connection with filings with any Governmental Authority or (b) obtain any Consent from such Person that is not required to consummate the transactions contemplated by the Transaction Agreements.

Section 5.05 Antitrust Notifications and Other Regulatory Approvals.

(a) Each party shall cooperate with each other and use their respective reasonable best efforts to prepare and file (i) required Notification and Report Forms under the HSR Act with the United States Federal Trade Commission and the United States Department of Justice and (ii) notifications, filings, registrations, submissions and other materials required or necessary under any applicable Foreign Antitrust Law, in each case, as soon as practicable following the date of this Agreement, but in the case of clause (i), no later than 10 Business Days after the date hereof. All filings made in connection with this Section 5.05(a) shall be made in substantial compliance with the requirements of applicable Antitrust Laws and any other applicable Laws. Each party shall make such other filings and submissions as are necessary, proper or advisable in other jurisdictions to comply with all applicable Antitrust Laws and all other applicable Laws, and shall promptly provide all supplemental information and documentation requested by any Governmental Authority relating thereto. Subject to the Confidentiality Agreement and applicable Laws, the parties shall coordinate and cooperate fully and promptly with each other in exchanging such information and providing such assistance as the other parties may reasonably request in connection with the foregoing and in seeking early termination of any applicable waiting periods, including those under the HSR Act and any applicable Foreign Antitrust Law.

(b) To the extent not prohibited by applicable Law and subject to the Confidentiality Agreement, each party shall (A) promptly notify and furnish the other parties copies of each (i) filing such party submits to any Governmental Authority and (ii) correspondence or communication between it or any of its representatives, on the one hand, and any Governmental Authority, on the other hand, in each case relating to the subject matter of this Section 5.05 (and, in the case of any oral communication, a summary of such communication), (B) consult with and permit the other parties to review in advance any proposed filing and any written or oral communication or correspondence by such party to any Governmental Authority relating to the subject matter of this Section 5.05, and (C) consider in good faith the views of such party in connection with any such proposed filing and any such written or oral communication or correspondence to any Governmental Authority relating to the subject matter of this Section 5.05. Each party may, as each deems advisable and necessary, reasonably designate any competitively sensitive materials provided to the other party under this Section 5.05 as “Antitrust Counsel Only Material.” Such materials and the information contained therein shall be given only to the outside antitrust counsel of the recipient and will not be disclosed by such outside counsel to stockholders, employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials or its legal counsel. Notwithstanding anything to the contrary in this Section 5.05, materials provided to the other party or its outside counsel may be redacted to remove references concerning the valuation of the Company. No party shall agree to, or permit any of its Affiliates or any of its or their respective representatives to, participate in any meeting or substantive discussion with any Governmental Authority in respect of any filings, investigation, inquiry or any other matter contemplated by this Section 5.05 unless it consults with the other parties in advance and, to the extent permitted by such Governmental Authority, gives the other parties the opportunity to attend and participate in such meeting or discussion. Neither Parent nor the Company shall extend any waiting period under the HSR Act or any other Antitrust Law or enter into any agreement with any third party (including any Governmental Authority) to delay, or otherwise not consummate as soon as practicable, any of the transactions contemplated by this Agreement except with the prior written consent of the other party, which consent may be withheld in its sole discretion.

(c) Parent and the Company shall use their reasonable best efforts to (i) obtain all Consents required under or in connection with any Antitrust Law, (ii) enable all waiting periods under any Antitrust Law to expire and (iii) avoid or eliminate all impediments under all Antitrust Laws, in each case, to cause the Merger and the other transactions contemplated by the Transaction Agreements to occur as soon as reasonably practicable following the date of this Agreement and, in any event, prior to the date on which this Agreement is terminated in accordance with Article VII. Notwithstanding anything to the contrary in this Agreement, Parent shall not be required to take or agree or commit to take any action, including committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture, license or other disposition of the Capital Stock, assets, rights, products or businesses of Parent, any of its Subsidiaries, the Company, or any of its Subsidiaries, and any other prohibitions against or limitations, conditions or restrictions on, the activities of Parent, the Company or any of their respective Subsidiaries that would, individually or in the aggregate, reasonably be expected to result in an Adverse Regulatory Condition. In furtherance and not in limitation of the foregoing, the Company shall not, without the prior consent of Parent, which consent shall not be unreasonably withheld, publicly, or before any Governmental Authority, offer, suggest, propose, negotiate, commit to or effect, by consent decree, hold separate order or otherwise, any sale, divestiture, disposition, prohibition or limitation relating to any matter contemplated by this Section 5.05. Notwithstanding anything in this Agreement to the contrary, in no event shall the Company, Parent or any of their respective Affiliates be obligated to commit to take any action pursuant to Section 5.03, Section 5.04 or this Section 5.05, the consummation of which or effectiveness thereof is not conditioned on the consummation of the Closing. If reasonably requested by Parent, the Company shall take any action with respect to the business of the Company required by any Governmental Authority under any Antitrust Law, provided that any such action is conditioned upon the consummation of the Closing.

(d) From the date of this Agreement through the date (i) of termination of the required waiting periods under the HSR Act and all applicable Foreign Antitrust Laws and (ii) any Consents of any other applicable Governmental Authority are obtained, neither Parent nor the Company shall, nor shall they permit any of their respective Subsidiaries to, take any action (other than actions taken in the ordinary course of commercial operations of the business of Parent or the Company, as applicable, consistent with past practice) that could reasonably be expected to hinder or delay the obtaining of clearance or the expiration of the required waiting periods under the HSR Act and such applicable Foreign Antitrust Laws, or the obtaining of such Consents from any applicable Governmental Authorities.

(e) The obligations set forth in this Section 5.05 shall be in addition to, and not in limitation of the generality of, the matters set forth in Section 5.03 and Section 5.04.

Section 5.06 Access to Information.

(a) Subject to the terms of the Confidentiality Agreement and applicable Laws, during the period from the date hereof through the earlier of the Closing and the date on which this Agreement is terminated in accordance with Article VII, the Company shall permit, and shall cause its Subsidiaries to permit, Parent and its advisors, accountants, attorneys and authorized representatives to have reasonable access, during normal business hours and upon reasonable advance notice, to the offices, facilities, assets, properties, management-level employees and books and records of the Company and its Subsidiaries, and shall furnish, or cause to be furnished, to Parent such financial, tax and operating data and other information with respect to such Persons and their respective offices, facilities, assets, properties, employees, businesses and operations as Parent shall from time to time reasonably request. All access and investigation pursuant to this Section 5.06 shall be coordinated through the Company’s General Counsel or Chief Financial Officer (or the designee of either of them) and shall be conducted at Parent’s expense and in such a manner as not to interfere with the normal operations of the businesses of the Company and its Subsidiaries.

(b) Notwithstanding anything herein to the contrary, neither the Company nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would reasonably be expected to (i) jeopardize any attorney-client or other privilege or other immunity or protection from disclosure of the Company or its Subsidiaries, (ii) contravene any Law, (iii) contravene any Contract or any other obligation of confidentiality; provided, however, that at Parent’s request, the Company shall use its reasonable best efforts to seek a waiver of such contravention or confidentiality obligation to allow access to such information to be provided to Parent, (iv) jeopardize trade secret protection or (v) relate to the Company’s sale process, including any information related to proposals from other Persons relating to any other potential transaction with the Company or any of its Subsidiaries but excluding non-disclosure and similar agreements. Notwithstanding anything herein to the contrary, prior to the Closing, (A) without the prior consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed), Parent shall not, and shall cause its Affiliates and its representatives not to, contact any distributor, supplier, vendor, customer or partner of the Company or any of its Subsidiaries regarding the business, operations, assets, financial condition or prospects of the Company or the transactions contemplated by the Transaction Agreements (which, for the avoidance of doubt, shall not prevent Parent from contacting any such Persons in the ordinary course of the conduct of Parent’s business consistent with past practice; provided that Parent shall not discuss this Agreement or the transactions contemplated hereby) and (B) Parent shall have no right to perform any invasive or subsurface investigations of the properties or facilities of the Company or any of its Subsidiaries without the prior written consent of the Company. The Company shall have the right to have one or more of its representatives present at all times during any visits, examinations, discussions or contacts contemplated by this Section 5.06, provided that Parent shall have no obligation to delay or reschedule any visits, examinations, discussions or contacts due to the unavailability of a Company representative to attend.

(c) The terms of the Confidentiality Agreement shall continue in full force and effect. Parent and Merger Sub shall hold, and shall cause their respective Representatives (as defined in the Confidentiality Agreement) to hold, any Evaluation Materials (as defined in the Confidentiality Agreement) and other information provided to them in connection with the transactions contemplated by the Transaction Agreements in confidence in accordance with the terms of the Confidentiality Agreement, which terms shall apply to Merger Sub as if it was a party thereto.

Section 5.07 Public Statements. Except for the joint press release attached hereto as Exhibit B, which is being issued by the parties on the date hereof, and except as required by applicable Law or the rules and regulations of any applicable stock exchange, in which event the parties shall consult with each other in advance and provide the non-disclosing party a reasonable opportunity to review and comment thereon (provided that the final form and content of any such required release, announcement, statement or comment shall be at the final discretion of the disclosing party), no press release or other public announcement, statement or comment relating to the transactions contemplated by any Transaction Agreement shall be issued, made or permitted to be issued or made by any party or any of its Affiliates or representatives without the prior written consent of the other parties; provided that (a) any Affiliate of a holder of shares of Common Stock may (i) disclose the transactions contemplated by the Transaction Agreements and any term thereof to its investors in the ordinary course of business and (ii) provide general information about the subject matter of this Agreement in connection with its fundraising, marketing, informational or reporting activities, and (b) nothing in this Section 5.07 shall prohibit any disclosure required under the ABL Credit Agreement, the Indenture or any other Contract to which the Company or any of its Subsidiaries is a party.

Section 5.08 Indemnification of Directors and Officers.

(a) All rights to exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time (including in respect of any matters arising in connection with the Transaction Agreements or the transactions contemplated thereby), in favor of any D&O Indemnified Person contained in the certificate of incorporation, by-laws or other equivalent governing documents of the Company or any of its Subsidiaries or in any Contract or other agreement to which the Company or any of its Subsidiaries is a party, shall survive the Merger and shall continue in full force and effect. For a period of at least six years after the Effective Time: (i) Parent shall not, and shall not permit the Surviving Corporation or any of its Subsidiaries to, amend, repeal or modify any provision in the certificate of incorporation, by-laws or other equivalent governing documents of any of them relating to the exculpation, indemnification or advancement of expenses of any D&O Indemnified Person with respect to acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time; and (ii) all D&O Indemnified Persons shall continue to be entitled to such exculpation, indemnification and advancement of expenses to the fullest extent permitted by applicable Law and, except as required by applicable Law, no change, modification or amendment of such documents or arrangements shall be made that could adversely affect any D&O Indemnified Person’s right thereto without the prior written consent of such D&O Indemnified Person.

(b) Without limiting any other rights provided for in this Agreement, from and after the Effective Time, Parent shall, and shall cause the Surviving Corporation, to the fullest extent permitted by applicable Law (i) to (A) indemnify and hold harmless (and exculpate and release from any liability to Parent or the Surviving Corporation or any of its Subsidiaries) the D&O Indemnified Persons against all D&O Expenses and D&O Losses, and (B) advance, interest-free, to such D&O Indemnified Persons all D&O Expenses incurred in connection with any D&O Indemnifiable Claim promptly after receipt of statements therefor to the fullest extent permitted under applicable Law; provided that the D&O Indemnified Person to whom D&O Expenses are being advanced provides an undertaking to repay such advances if it is ultimately determined that such D&O Indemnified Person is not entitled to indemnification and (ii) to the extent not prohibited by their respective certificates of incorporation and by-laws as in effect at the Effective Time, exculpate and release the D&O Indemnified Persons from any liability to Parent, the Surviving Corporation and their respective Subsidiaries in respect of any D&O Expenses and D&O Losses.

(c) Parent shall, or shall cause the Surviving Corporation as of the Effective Time to, obtain and fully pay for, at Parent’s expense, “tail” insurance policies with a claims period of at least six years from and after the Effective Time, from an insurance carrier with the same or better credit ratings as the Company’s current insurance carrier with respect to officers’ and directors’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) for the Persons who are covered by the existing D&O Insurance of the Company and any of its Subsidiaries, with terms, conditions, retentions and levels of coverage (including as coverage relates to deductibles and exclusions) at least as favorable as the existing D&O Insurance with respect to matters arising out of or relating to acts or omissions occurring or existing (or alleged to have occurred or existed) at or prior to the Effective Time (including in connection with the Transaction Agreements and the transactions contemplated thereby), and Parent shall cause the Surviving Corporation to maintain such D&O Insurance in full force and effect for its full term; provided, however, that in no event shall Parent expend for such policies a premium amount in excess of the amount set forth in Schedule 5.08(c).

(d) If Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving Person of such consolidation or merger or (ii) transfers or conveys 50% or more of its properties and other assets to any Person (including by liquidation, dissolution or assignment for the benefit of creditors or similar action), then in each such case Parent or the Surviving Corporation, as applicable, shall cause proper provision to be made so that the applicable successors and assigns or transferees expressly assume the obligations set forth in this Section 5.08.

(e) Notwithstanding anything herein to the contrary, the rights and benefits of the D&O Indemnified Persons under this Section 5.08 shall not be terminated or modified in any manner adverse to any D&O Indemnified Person without the prior written consent of such D&O Indemnified Person. The provisions of this Section 5.08 are intended to be for the benefit of, and shall be enforceable by, each D&O Indemnified Person, his or her heirs and his or her executors, administrators and personal representatives, each of whom is an intended third-party beneficiary of this Section 5.08, and are in addition to, and not in substitution for, any other rights, including rights to indemnification or contribution that any such Person may have by Contract or otherwise. The provisions of this Section 5.08 shall survive the consummation of the Merger.

Section 5.09 Employee Benefits.

(a) During the period commencing at the Closing and ending on the later of December 31, 2014 or the end of the fiscal year in which the Closing occurs, Parent shall, or shall cause the Surviving Corporation to, provide Continuing Employees with compensation (other than equity compensation) and employee benefits that are substantially similar in the aggregate to the compensation (other than equity compensation) and employee benefits that they were eligible to receive immediately prior to the Closing. During the period commencing at the Closing and ending on December 31, 2014, Parent shall, or shall cause the Surviving Corporation to, provide to each Continuing Employee severance compensation and benefits that each such Continuing Employee is eligible to receive upon a qualifying termination of employment under the terms of the Company’s severance plan listed on Schedule 5.09(a) as in effect immediately prior to Closing (taking into account service with the Company and its Affiliates prior to the Closing Date and service with Parent or the Surviving Corporation after the Closing Date).

(b) From and after the Closing, Parent shall, or shall cause the Surviving Corporation to, continue to honor, pay, perform and satisfy any and all liabilities, obligations and responsibilities to, or in respect of, each employee and officer of the Company and its Subsidiaries, and each former employee and officer of Company and its Subsidiaries, as of the Closing arising under the terms of, or in connection with, any Plan that has been disclosed on Schedule 3.11(a) in accordance with the terms thereof.

(c) For purposes of eligibility, vesting, benefit accrual (other than benefit accrual under a defined benefit pension plan or retiree medical plan) and entitlement to benefits, including the determination of the level of vacation and severance pay benefits under the benefit and compensation plans, programs, Contracts and arrangements of Parent, the Surviving Corporation or any of their respective Subsidiaries in which employees are eligible to participate following the Closing (collectively, the “Parent Plans”), Parent and the Surviving Corporation shall credit each employee with his or her years of service with the Company, its Subsidiaries and any predecessor Persons, to the same extent as such employee was entitled immediately prior to the Closing to credit for such service under any similar Parent Plan, except where such crediting would result in duplication of benefits. The Parent Plans shall not deny employees coverage on the basis of pre-existing conditions to the extent such conditions were waived or satisfied under similar Plans immediately prior to the Closing and shall credit such employees for any deductibles and out-of-pocket expenses paid prior to the Closing Date in satisfying any deductibles and out-of-pocket expenses in the applicable plan year to which such deductibles and out-of-pocket expenses relate.

(d) All provisions contained in this Section 5.09 are included for the sole benefit of Parent, Merger Sub and the Company, and shall not create any (i) third-party beneficiary or other rights in any employee of the Company or its Affiliates, or legal representative or beneficiary thereof or any other Person or (ii) right to continued employment with the Company, any of its Subsidiaries, Parent or the Surviving Corporation. Nothing contained in this Section 5.09 is intended to be or shall be considered to be an amendment or adoption of any Plan, program, Contract, arrangement or policy of the Company, any of its Subsidiaries, Parent or the Surviving Corporation nor shall it interfere with Parent’s, the Surviving Corporation’s or any of the Surviving Corporation’s Subsidiaries’ right to amend, suspend, modify or terminate any Plan or to terminate the employment of any employee of the Company or its Subsidiaries for any reason, provided that the Surviving Corporation and its Subsidiaries shall be subject to the provisions of Section 5.09(a).

(e) As soon as practicable following the date of this Agreement, but in no event fewer than five Business Days prior to the Closing Date, the Company will submit to a stockholder vote (to the extent and in the manner required under Section 280G(b)(5)(A)(ii) and Section 280G(b)(5)(B) of the Code) the right of any individual who is or could reasonably be expected to be, as of the Closing Date, a “disqualified individual” (as defined in Section 280G(c) of the Code) to receive payments and benefits that could be deemed a “parachute payment” (as defined in Section 280G(b)(2) of the Code), provided that, prior to such stockholder vote and in no event fewer than five Business Days prior to the Closing Date, such disqualified individual consents to waive his or her right to the parachute payment, in a manner reasonably designed to cause the payments and benefits that would otherwise constitute a “parachute payment” to be exempt from the definition of “parachute payment” by reason of the exemption provided under Section 280G(b)(5)(B) of the Code (such waived rights, the “Waived 280G Benefits”). The Company will use its reasonable best efforts to procure such waivers from each disqualified individual with respect to his or her rights to the parachute payments. The Company shall provide Parent with drafts of such waivers and such stockholder vote materials (including disclosure statements and other materials developed in connection with the stockholder vote) for Parent’s reasonable review and comment at least five Business Days prior to delivering such waivers to the disqualified individuals and soliciting such stockholder approval, and the

Company shall consider and shall not unreasonably omit any changes or comments thereto requested by Parent. The Company shall not pay any of the Waived 280G Benefits if such payment is not approved by the stockholders as contemplated above. No later than two Business Days prior to the Closing Date, the Company shall deliver to Parent evidence that the stockholder vote contemplated above was solicited in accordance with the provisions of this Section 5.09(e).

Section 5.10 Tax Matters.

(a) Except as provided in Section 2.12(b) (with respect to certain stock transfer Taxes), any Transfer Taxes shall be paid by Parent when due, whether levied on Parent, the Company, the Surviving Corporation, any Subsidiary of the Company or any holder of shares of Common Stock, and Parent shall file all necessary Tax Returns and other documentation with respect to any such Transfer Taxes; provided that 50% of the liability (or, as the case may be, a reasonable estimate of the liability) for such Transfer Taxes shall be taken into account for purposes of calculating the Estimated Closing Working Capital and the Closing Working Capital. The parties shall use their reasonable best efforts to minimize any Transfer Taxes.

(b) Prior to the Closing, the Company shall duly execute and deliver to Parent a certificate, in form and substance reasonably satisfactory to Parent, meeting the requirements of U.S. Treasury Regulations Section 1.1445-2(c)(3).

Section 5.11 Redemption of Debentures. At the Effective Time, Parent shall cause the Surviving Corporation to (a) deliver to the Trustee (i) notices of redemption in accordance with Section 3.03 and Section 3.07 of the Indenture and (ii) officers’ certificates in accordance with Section 3.01 and Section 3.03 of the Indenture and (b) take such other actions and deliver such other documents or instruments as may be required, necessary or desirable in connection with the (x) redemption of the Debentures as soon as possible after the Effective Time and (y) satisfaction and discharge of the Indenture in accordance with Section  11.01 thereof.

Section 5.12 Exclusive Dealing. During the period from the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement in accordance with Article VII, none of the Sellers or the Company will, and the Company will use its reasonable best efforts to cause its Subsidiaries and their respective officers, directors, employees, representatives, consultants, financial advisors, attorneys, accountants or other agents not to, (i) solicit, encourage, seek, initiate, facilitate or engage in any discussions or negotiations with or (ii) provide any non-public information to or enter into any agreement with, in each case, any Person (other than Parent, Merger Sub and their Affiliates) concerning any purchase of all or substantially all of the Capital Stock of, any merger or business combination with, or any sale of all or substantially all of the assets of, the Company and its Subsidiaries or any similar transaction, and shall immediately cease any discussions or negotiations that are ongoing and promptly request the return or destruction of any documents and information provided to any Person in connection with such discussions. The Company shall enforce any existing confidentiality agreements relating to the Company or the business of the Company and not waive any material rights thereunder.

Section 5.13 Works Councils.

(a) Neither the Company nor any of its Subsidiaries shall, without first consulting with Parent, commence or engage with any Works Council in any (x) formal consultation or notice process or (y) informal consultation that would reasonably be expected to result in a requirement under applicable Law to engage in a formal consultation or notice process, in each case with respect to the transactions contemplated by the Transaction Agreements. Nothing herein shall restrict the ability of the Company or any of its Subsidiaries to respond to any inquiries from any Works Council or to comply with any applicable Law; provided that (i) to the extent reasonably practicable, the Company shall consult with Parent prior to responding to any such inquiry, (ii) the Company shall seek Parent’s prior consent to provide any non-public information regarding Parent or the transactions contemplated by the Transaction Agreements to any Works Council, and (iii) if prior notification was not provided, the Company shall as promptly as practicable thereafter inform Parent of any discussions with the Works Councils regarding Parent or the transactions contemplated by the Transaction Agreements.

(b) Parent and the Company shall cooperate to disseminate information regarding the transactions contemplated by Transaction Agreements to Works Councils in compliance with applicable Law. Such cooperation shall include the Company using its reasonable best efforts to provide Parent with reasonable notice and, to the extent permitted by Law or as agreed to with the Works Councils, the opportunity to attend any meetings with the Works Councils and copies of any relevant document or materials prepared for the attention of, or issued by, the Works Councils in connection with the dissemination of any such information. Prior to delivering any such document or materials to the Works Councils, the Company shall consider in good faith any changes or comments thereto requested by Parent and shall not include in any such documents or materials any non-public information regarding Parent or the transactions contemplated by the Transaction Documents without Parent’s prior written consent.

Section 5.14 Financing.

(a) Prior to the Closing, the Company shall use its reasonable best efforts to provide to Parent, at Parent’s sole expense, such cooperation as is reasonably requested by Parent in connection with the Financing, including (i) making appropriate members of senior management of the Company available to participate in a reasonable number of customary informational meetings with potential Financing Sources at such times and places as Parent may reasonably request in advance; (ii) reasonably assisting and requesting its advisors to assist in the preparation of the Company Materials; (iii) the hosting, with Parent and the Financing Sources, of a reasonable number of meetings or conference calls to be mutually agreed upon of prospective Financing Sources at times and locations to be mutually agreed upon; (iv) reasonably assisting in the preparation of materials for rating agency presentations with respect to the Financing and attending meetings with respect thereto as Parent may reasonably request in advance, and (v) providing Parent such assistance as Parent shall reasonably request in connection with the foregoing. In no event shall the Company or any of its Subsidiaries be required to (A) bear any cost or expense, pay any fee, or incur any other actual or potential liability or obligation in connection with the Financing prior to the Effective Time, (B) take any actions to the extent such actions would unreasonably interfere with the ongoing business or operations of the Company or any of its Subsidiaries, (C) take any action that would reasonably be expected to conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, the Company’s or any of its Subsidiaries’ organizational or governing documents, any applicable Laws, the ABL Credit Agreement, the Indenture or any other Material Contract to which the Company or any of its Subsidiaries is a party or (D) execute or deliver, or take any corporate or other action to adopt or approve, any document or agreement with respect to the Financing, including any pledge or security documents or closing certificates prior to the Effective Time. Parent shall promptly, upon request by the Company, reimburse the Company for all Financing Expenses, and shall indemnify and hold harmless the Company, its Subsidiaries and their respective representatives from and against any and all Losses, claims, costs and expenses suffered or incurred by any of them in connection with the Financing or any information used in connection therewith, except with respect to any material misstatement or omission in any information provided in writing by the Company or any of its Subsidiaries expressly for use in connection therewith. For the avoidance of doubt, all Financing Expenses and all Losses, claims, costs and expenses described in the immediately preceding sentence shall not constitute Transaction Expenses.

(b) Each of Parent and Merger Sub shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and obtain the Financing as promptly as practicable on the terms and subject only to the conditions set forth in the Financing Commitment. Parent and Merger Sub shall not, without the prior written consent of the Company, (A) terminate the Financing Commitment unless such Financing Commitment is contemporaneously replaced with a new Financing Commitment or definitive financing agreements that would not reasonably be expected to materially impair, delay or make less likely to occur the funding of the Financing, or (B) agree to or permit any amendment, supplement or modification to be made to, or grant any waiver of any provision or right under, the Financing Commitment that would reasonably be expected to materially impair, delay or make less likely to occur the funding of the Financing on the Closing Date. Parent shall promptly (and in any event within two Business Days) deliver to the Company copies of any amendment, modification, supplement or waiver to or under the Financing Commitment.

(c) Parent shall keep the Company informed on a reasonably current basis and in reasonable detail of the status of its efforts to arrange the Financing and, upon request, promptly provide to the Company copies (including drafts) of the definitive agreements and any other material documents relating to the Financing. Parent and Merger Sub shall give the Company prompt notice (and, in any event, within two Business Days) of the occurrence of any event or development that could reasonably be expected to adversely impact the ability of Parent or Merger Sub to obtain all or any portion of the Financing contemplated by the Financing Commitment.

(d) If any portion of the Financing becomes unavailable on the terms and conditions contemplated by the Financing Commitment, Parent and Merger Sub shall use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange and obtain in replacement thereof, and negotiate and enter into definitive agreements with respect to, alternative financing in an amount sufficient to consummate the transactions contemplated by the Transaction Documents with terms and conditions not less favorable to Parent and Merger Sub than the terms and conditions set forth in the Financing Commitment, as promptly as practicable following the occurrence of such event. Parent shall deliver to the Company true and complete copies of all Contracts relating to such alternative financing. For purposes of this Agreement, references to the “Financing” shall include the financing contemplated by the Financing Commitment as permitted to be amended, modified or replaced by this Section 5.14 and references to the “Financing Commitment” shall include such documents as permitted to be amended, modified or replaced by this Section 5.14.

(e) The Company shall deliver to Parent copies of the payoff letters relating to the ABL Amount and the Holdco Note Amount.

Section 5.15 SGS Financial Statements. The Company shall use its reasonable best efforts to deliver to Parent the SGS Financial Statements. Such financial statements shall be prepared in accordance with GAAP, and fairly present in all material respects the financial condition and results of operations of the Company and its Subsidiaries as of the dates thereof and for the periods covered thereby, except as may be noted therein.

ARTICLE VI

CONDITIONS TO CLOSING

Section 6.01 Mutual Conditions to the Obligations of the Parties. The respective obligations of each party to consummate the transactions contemplated by the Transaction Agreements are subject to the satisfaction or, to the extent permitted, waiver in writing at or prior to the Closing of each of the following conditions:

(a) No Injunctions or Legal Prohibitions. No Injunction that prevents the consummation of the transactions contemplated by any of the Transaction Agreements shall have been issued and remain in effect, and no Law shall have been enacted or promulgated by any Governmental Authority that prevents, or makes illegal, the consummation of the transactions contemplated by any of the Transaction Agreements.

(b) HSR Act. Any applicable waiting period under the HSR Act shall have expired or been terminated.

(c) Stockholder Consent. The Company and Parent shall have received a copy of an irrevocable written consent executed by holders of Common Stock at least 95% of the outstanding shares of Common Stock, evidencing the adoption of this Agreement and the transactions contemplated hereby with respect to such shares of Common Stock held by such holders of Common Stock.

Section 6.02 Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the transactions contemplated by the Transaction Agreements are subject to the satisfaction or, to the extent permitted, waiver in writing at or prior to the Closing of each of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Company (i) set forth in Section 3.01(a), the second sentence of Section 3.01(b) and Section 3.02 shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date), (ii) set forth in Section 3.10 and Section 3.20 shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date); provided, that if (A) a breach of the representation and warranty set forth in Section 3.10 or Section 3.20 results in a reduction of the Aggregate Purchase Price (including through an adjustment to the Aggregate Purchase Price pursuant to Section 2.15) by the amount of the liability associated with such breach or (B) the Company otherwise cures such breach, such breach shall not be deemed to be a failure of the condition set forth in this Section 6.02(a); (iii) set forth in Section 3.03(a) and Section 3.03(d) shall be true and correct in all but de minimis respects as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date), (iv) set forth in Section 3.05(b) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date, and (v) set forth in this Agreement (other than as specifically identified in clauses (i), (ii), (iii) and (iv) of this Section 6.02(a)), without, in the case of this clause (v), giving effect to any materiality or “Material Adverse Effect” qualifications therein (except that the word “material” in the defined term “Material Contract”, “Material Lease” and “Material Subsidiary” shall not be disregarded for any such purpose), shall be true and correct as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date), except, in the case of this clause (iv), where the failure to be so true and correct would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) Performance. The Company shall have performed and complied with, in all material respects, all covenants and obligations required hereby to be performed or complied with by the Company on or prior to the Closing Date.

(c) Officer’s Certificate. The Company shall have delivered to Parent a certificate, dated as of the Closing Date, executed by a duly authorized officer of the Company, certifying the satisfaction of the conditions set forth in Section 6.02(a) and
Section 6.02(b).

(d) SGS Financial Statements. The Company shall have delivered to Parent the SGS Financial Statements.

Section 6.03 Conditions to the Obligations of the Company. The obligation of the Company to consummate the transactions contemplated by the Transaction Agreements is subject to the satisfaction or, to the extent permitted, waiver in writing at or prior to the Closing of each of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub (i) set forth in Section 4.01, Section 4.02 and Section 4.05 shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date) and (ii) set forth in this Agreement (other than as specifically identified in clause (i) of this Section 6.03(a)), without giving effect to any materiality or “Parent Material

Adverse Effect” qualifications therein, shall be true and correct as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date), except, in the case of this clause (ii), where the failure to be so true and correct would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Performance. Parent and Merger Sub shall have performed and complied with, in all material respects, all covenants and obligations required hereby to be performed or complied with by Parent or Merger Sub, as the case may be, on or prior to the Closing Date.

(c) Officer’s Certificate. Parent and Merger Sub shall have delivered to the Company a certificate, dated as of the Closing Date, executed by a duly authorized officer of each of Parent and Merger Sub, certifying to the satisfaction of the conditions set forth in Section 6.03(a) and Section 6.03(b) hereof.

Section 6.04 Frustration of Closing Conditions. No party may rely on the failure of any condition set forth in this Article VI to be satisfied if such failure was caused by such party’s breach of this Agreement.

ARTICLE VII

SURVIVAL; TERMINATION

Section 7.01 Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing:

(a) by mutual written agreement of the Company and Parent;

(b) by either Parent or the Company at any time after 5:00 p.m. New York City time on the Termination Date if the Closing shall not have occurred on or prior to such date; provided that (i) neither party shall have the right to terminate this Agreement pursuant to this Section 7.01(b) if such party’s or any of its Affiliate’s failure to perform any of its covenants set forth in this Agreement has resulted in the failure of the Effective Time to occur prior to the Termination Date and (ii) if, as of the Termination Date, the condition set forth in Section 6.01(b) has not been satisfied or waived, but all other conditions to the Closing have been satisfied or waived (other than those conditions that require delivery of a document or certificate or the taking of an action at the Closing), then the Termination Date shall, without any action by the parties, be extended to September 5, 2014, and such date shall become the Termination Date for purposes of this Agreement;

(c) by the Company or Parent, if any restraint or other Order or Law of the type set forth in Section 6.01(a) permanently prohibiting the consummation of the transactions contemplated by any Transaction Agreement shall have become final and non-appealable;

(d) by Parent, if any representation or warranty of the Company set forth in Article III shall be or shall have become inaccurate or the Company shall have breached or failed to perform any of its covenants set forth in this Agreement, which inaccuracy, breach or failure to perform would give rise to the failure of any of the conditions set forth in Section 6.02(a) or

Section 6.02(b), and which inaccuracy, breach or failure to perform cannot be cured by the Company or, if capable of being cured, shall not have been cured prior to the earlier of (i) the Business Day prior to the Termination Date and (ii) the date that is 30 calendar days after receipt by the Company of notice in writing from Parent specifying the nature of such inaccuracy, breach or failure to perform and requesting that it be cured; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.01(d) if either Parent or Merger Sub is then in breach of this Agreement and such breach would give rise to the failure of any of the conditions set forth in Section 6.03(a) or Section 6.03(b);

(e) by the Company, if any representation or warranty of Parent or Merger Sub set forth in Article IV shall be or shall have become inaccurate or Parent or Merger Sub shall have breached or failed to perform any of their respective covenants set forth in this Agreement (including the obligation to consummate the Merger in accordance with Section 2.02), which inaccuracy, breach or failure to perform would give rise to the failure of any of the conditions set forth in Section 6.03(a) or Section 6.03(b), and which inaccuracy, breach or failure to perform cannot be cured by Parent or Merger Sub, as the case may be, or, if capable of being cured, shall not have been cured prior to the earlier of (i) the Business Day prior to the Termination Date and (ii) the date that is 30 calendar days after receipt by Parent of notice in writing from the Company specifying the nature of such inaccuracy, breach or failure to perform and requesting that it be cured; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.01(e) if it is then in breach of this Agreement and such breach would give rise to the failure of any of the conditions set forth in Section 6.02(a) or Section 6.02(b); or

(f) by Parent, if the closing condition set forth in Section 6.01(c) shall not have been satisfied within one Business Day following the execution and delivery of this Agreement; provided that the right to terminate this Agreement under this
Section 7.01(f) must be exercised, if exercisable, by the end of the fifth Business Day following the execution and delivery of this Agreement.

The party desiring to terminate this Agreement pursuant to any of clause (b), (c), (d), (e), or (f) of this Section 7.01 shall give written notice of such termination to the other party in accordance with Section 9.01 specifying the provision or provisions hereof pursuant to which such termination is effected.

Section 7.02 Effect of Termination; Etc.

(a) If this Agreement is terminated in accordance with Section 7.01, this Agreement shall thereafter become void and have no effect and the transactions contemplated by the Transaction Agreements shall be abandoned, and there shall be no liability or obligation on the part of Parent, Merger Sub or the Company except that (i) this Section 7.02, Section 5.07, Article IX (other than Section 9.13) and the Confidentiality Agreement shall survive termination of this Agreement and remain valid and binding obligations of each of the parties, and (ii) termination of this Agreement pursuant to Section 7.01 shall not release any party from any liability for any liabilities or damages incurred or suffered by another party, to the extent such liabilities or damages were the result of fraud or the knowing and intentional breach by such party of any of its representations, warranties or covenants set forth in this Agreement.

(b) Notwithstanding anything herein to the contrary, if a court has determined to grant an award of damages against Parent or Merger Sub, the Company may, on behalf of the holders of shares of Common Stock, enforce such award and accept damages for such breach, and Parent and Merger Sub agree that such damages may, if proven, in addition to any damages to the Company or any of its Subsidiaries, include the benefit of the bargain lost by the holders of shares of Common Stock.

ARTICLE VIII

INDEMNIFICATION

Section 8.01 Survival. The parties, intending to modify any applicable statute of limitations, agree that (a)(i) the representations and warranties in any Transaction Agreement (other than the Fundamental Representations) and (ii) the covenants in this Agreement to the extent requiring performance prior to the Closing shall, in each case, terminate effective as of the Closing and shall not survive the Closing for any purpose, and thereafter there shall be no liability on the part of, nor shall any claim be made by, any Person in respect thereof, and (b)(i) the Fundamental Representations and (ii) the covenants in this Agreement that contemplate performance after the Closing, or expressly by their terms survive the Closing, shall, in each case, survive the Closing until, and will expire at 5:00 p.m. New York time on, the date that is 30 days following the expiration of the applicable statutory periods of limitation. Written notice of a claim must be validly given in accordance with the provisions hereof prior to the expiration of the applicable survival period set forth in this Section 8.01.

Section 8.02 Indemnification.

(a) Indemnification by the Sellers and the Option Holders. Subject to the provisions of this Article VIII, effective as of the Effective Time and after the Closing Date, each Seller and Option Holder shall severally, but not jointly, in accordance with its Fully Diluted Pro Rata Share, indemnify, defend and hold harmless the Parent Indemnified Parties from and against any and all Losses incurred or suffered by any of the Parent Indemnified Parties arising out of, resulting from or relating to any breach or inaccuracy of any Fundamental Representation of the Company as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date).

(b) Indemnification by Parent and the Surviving Corporation. Subject to the provisions of this Article VIII, effective as of the Effective Time and after the Closing Date, each of Parent and the Surviving Corporation shall jointly and severally indemnify, defend and hold harmless the Seller Indemnified Parties from and against any and all Losses incurred or suffered by any of the Seller Indemnified Parties arising out of, resulting from or relating to any breach or inaccuracy of any Fundamental Representation of Parent or Merger Sub as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date).

Section 8.03 Indemnification Procedures.

(a) If an Indemnified Party seeks indemnification hereunder in respect of a Third Party Claim, (i) a Parent Indemnified Party shall promptly notify each of the Sellers pursuant to the procedures set forth in Section 9.01 and (ii) a Seller Indemnified Party shall promptly notify Parent, in each case, in writing of such Third Party Claim; provided that a failure to provide prompt notice shall not affect the rights or obligations of such Indemnified Party under this Article VIII except that to the extent an Indemnifying Party is prejudiced as a result of such failure, it being agreed that notices for claims in respect of a breach of a Fundamental Representation must be delivered prior to the expiration of the survival period specified in Section 8.01. Such notice by the Indemnified Party shall describe the Third Party Claim in reasonable detail, shall include copies of all available material written evidence thereof and shall indicate the estimated amount, if reasonably practicable, of the Losses that have been or may be sustained by the Indemnified Party.

(b) Upon receipt of a notice of a Third Party Claim for indemnity from an Indemnified Party pursuant to Section 8.03(a), the Indemnifying Parties will be entitled, by providing notice to the Indemnified Party, to assume the defense and control of such Third Party Claim (at the expense of such Indemnifying Parties). If the Indemnifying Parties assume the defense and control of such Third Party Claim, the Indemnified Party may retain a single separate counsel (and one counsel in each relevant local jurisdiction) at its own expense and participate in the defense of such Third Party Claim, but the Indemnifying Parties shall control the defense of such Third Party Claim. If the Indemnifying Parties do not assume the defense and control of the Third Party Claim pursuant to this Section 8.03(b), the Indemnified Party shall be entitled to assume and control such defense (at the expense of the Indemnified Party), but the Indemnifying Parties may nonetheless retain a single separate counsel (and one counsel in each relevant local jurisdiction) at their own expense and participate in the defense of such Third Party Claim. Each Indemnified Party shall, and shall cause each of its Affiliates and representatives to, cooperate fully with the Indemnifying Parties in the defense of any Third Party Claim, including by furnishing books and records, personnel and witnesses, as appropriate for any defense of such Third Party Claim. The party assuming the defense and control of a Third Party Claim shall select counsel, contractors and consultants of recognized standing and competence and shall use its reasonable best efforts in the defense or settlement of such Third Party Claim. In no event shall any Indemnified Party or any of its Affiliates admit any liability to any third party in connection with any matter which is the subject of a Third Party Claim. If the Indemnifying Parties have assumed the defense and control of a Third Party Claim, the Indemnifying Parties shall not consent to the entry of any judgment or enter into any settlement with respect to such Third Party Claim without the consent of the Indemnified Party unless (i) such judgment or settlement does not involve any equitable relief, encumber any assets of any Indemnified Party or result in a finding or admission of any violation of Law or admission of wrongdoing by the Indemnified Party, (ii) the Indemnifying Parties pay or cause to be paid all amounts in such settlement or judgment, and (iii) the Indemnifying Parties obtain, in customary form, a complete and unconditional release of the Indemnified Party affected by such Third Party Claim with respect to the matters which are the subject of such Third Party Claim.

(c) Any Direct Claim shall be asserted by the Indemnified Party giving the Indemnifying Parties prompt written notice thereof. The failure to give such prompt written notice shall not, however, relieve the Indemnifying Parties of their indemnification obligations, except to the extent that the Indemnifying Parties are prejudiced as a result of such failure. Such notice by the Indemnified Party shall describe the Direct Claim in reasonable detail, shall include copies of all available material written evidence thereof and shall indicate the estimated amount, if reasonably practicable, of the Losses that have been or may be sustained by the Indemnified Party. The Indemnifying Parties shall have 20 Business Days after receipt of such notice to respond in writing to such Direct Claim. During such 20 Business Day period, the Indemnified Party shall allow the Indemnifying Parties and their Affiliates and advisors to engage in a reasonable investigation of the matter or circumstance alleged to give rise to the Direct Claim, and the Indemnified Party shall reasonably cooperate with the Indemnifying Parties’ investigation by providing such information and assistance (including by furnishing books and records, personnel and witnesses, as appropriate) as the Indemnifying Parties may reasonably request. If the Indemnifying Parties do not so respond within such 20 Business Day period, the Indemnifying Parties shall be deemed to have rejected such claim.

(d) Whenever the Sellers and Option Holders are Indemnifying Parties, the Indemnifying Parties shall coordinate with each other, and any action required to be taken by the Indemnifying Parties shall be taken on behalf of all such Persons by the Majority Sellers. All actions, decisions and instructions of the Majority Sellers under this Article VIII shall be conclusive and binding upon all of the Sellers and Option Holders. No Seller or Option Holder shall have any cause of action against the Majority Sellers, and the Majority Sellers shall have no liability whatsoever to any other Seller or Option Holder, for any action taken or not taken, decision made or instruction given by the Majority Sellers under this Agreement. The Majority Sellers may incur Dispute Expenses on behalf of the Sellers and Option Holders in connection with any dispute arising under this Article VIII, and each Seller and Option Holder shall be responsible for its Fully Diluted Pro Rata Share thereof. Parent and its Affiliates (including, after the Closing, the Surviving Corporation) may rely exclusively, without independent verification or investigation, upon all actions, decisions and instructions of the Majority Sellers under this Article VIII. Parent or its Affiliates (including, after the Closing, the Surviving Corporation) shall be entitled to deal exclusively with the Majority Sellers on all matters relating to this Article VIII and may disregard any decisions, communications or writings made, given or executed by any Seller or Option Holder in connection with this Article VIII unless the same is made, given or executed by the Majority Sellers.

Section 8.04 Calculation of Indemnity Payments.

(a) Payments by an Indemnifying Party pursuant to this Article VIII in respect of any Losses shall be limited to the amount of any liability or damage that remains after deducting therefrom any insurance proceeds and any indemnity, contribution or other similar payment actually received by the Indemnified Party in respect of any such claim, net of any deductible or any other expenses, including Taxes (but, in the case of any currently deductible Loss, only to the extent that the Taxes incurred by the Indemnified Party exceed the Taxes such Indemnified Party would have incurred if the Losses covered by insurance had never occurred) incurred by the Indemnified Party in obtaining such third-party payment; provided that, if the insurance proceeds are received by the Indemnified Party after such time payment has been made by the Indemnifying Party, the Indemnified Party shall, to the extent such proceeds, when added to the indemnity payment, exceed the amount of the relevant Loss, promptly remit such excess proceeds to the Indemnifying Party. The Indemnified Party shall use its reasonable best efforts to recover under insurance policies or indemnity, contribution or other similar agreements for any Losses prior to seeking indemnification under this Agreement.

(b) Notwithstanding any provision to the contrary herein, (i) the indemnification obligations of any Seller or Option Holder under this Article VIII with respect to any Losses shall in no event exceed the aggregate Per Share Merger Consideration actually received by such Seller or such Option Holder, (ii) the cumulative indemnification obligation of the Sellers and the Option Holders under this Article VIII with respect to any Losses shall in no event exceed the Aggregate Purchase Price in the aggregate, (iii) the cumulative indemnification obligation of Parent and the Surviving Corporation under this Article VIII with respect to any Losses shall in no event exceed the Aggregate Purchase Price in the aggregate and (iv) the indemnification obligations of any Seller or Option Holder under this Article VIII shall not include any Losses, and no claim for indemnification for any Losses shall be made by any Parent Indemnified Party, to the extent such Losses (A) were taken into account in the determination of Closing Working Capital or Closing Cash, in each case as reflected in the Final Closing Statement or (B) otherwise resulted in a reduction of the Aggregate Purchase Price.

(c) Payments by an Indemnifying Party under this Article VIII in respect of any Losses shall be reduced by an amount equal to any actual cash Tax benefit reasonably expected to inure to the Indemnified Parties as a result of such Losses (and that would not have inured in the absence of such Losses and that is not taken into account in calculating Taxes for purposes of Section 8.04(a) above) within three years of the date such Losses are incurred.

(d) Each Indemnified Party shall take, and cause its Affiliates to take, all reasonable actions to mitigate any Losses upon becoming aware of any event or circumstance giving rise thereto.

(e) Notwithstanding anything to the contrary set forth in this Agreement, in no event shall an Indemnifying Party have any obligation to indemnify any Indemnified Party from and against consequential or special damages.

Section 8.05 Exclusive Remedy. Following the Closing, the indemnification provided in this Article VIII shall be the sole and exclusive remedy with respect to any and all matters arising out of, resulting from or relating to the Transaction Agreements, the Company or its Subsidiaries, their respective assets, liabilities and equity interests, and the transactions contemplated by the Transaction Agreements, except with respect to claims (a) under common law based solely upon the actual fraud of another party hereto and (b) relating to breaches of post-Closing covenants.

ARTICLE IX

MISCELLANEOUS

Section 9.01 Notices. All notices, claims, demands, requests or other communications made pursuant to, under or by virtue of this Agreement must be in writing and sent to the party to which the notice, claim, demand, request or other communication is being made at the address, facsimile number or electronic mail address (as applicable) set forth below:

To the Company or any Seller:

SGS Holdings, Inc.

c/o Stream Global Services, Inc.

3285 Northwood Circle

Eagan, Minnesota 55121

Attention: Kathryn V. Marinello, Chief Executive Officer

Fax: (651) 289-2032

Email: kathryn.marinello@stream.com

and

SGS Holdings, Inc.

c/o Stream Global Services, Inc.

20 William Street, Suite 130

Wellesley, Massachusetts 02481

Attention: Matthew Ebert, General Counsel

Fax: (781) 304-1702

Email: matthew.ebert@stream.com

with copies (which shall not constitute notice) to:

Proskauer Rose LLP

2049 Century Park East, Suite 3200

Los Angeles, California 90067

Attention: Michael Woronoff

Fax: (310) 557-2193

Email: mworonoff@proskauer.com

To Parent, Merger Sub or the Surviving Corporation:

Convergys Corporation

201 East 4th Street

Cincinnati, Ohio 45202

Attention: Claudia Cline, General Counsel

Fax: (513) 421-8624

Email: Claudia.L.Cline@convergys.com

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attention: Mark Gordon

Fax: (212) 403-2343

Email: mgordon@wlrk.com

Notice shall be delivered (a) by nationally recognized overnight courier delivery for next Business Day delivery, (b) by hand delivery or (c) by facsimile or electronic mail transmission followed by overnight delivery the next Business Day. Legal counsel for any party may send to any other party any notices, requests, demands or other communications required or permitted to be given hereunder by such party. Any such notice, request, demand or other communication shall be treated as having been given only upon receipt thereof at the address specified in this Section 9.01.

Section 9.02 Amendment; Waiver, Etc. Any provision of this Agreement may be amended, modified, supplemented or waived if, and only if, such amendment, modification, supplement or waiver is in writing and signed, in the case of an amendment, modification or supplement, by Parent, Merger Sub and the Company, or in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Notwithstanding anything to the contrary set forth in this agreement, Section 7.02(a)(i), Section 9.02, Section 9.03, Section 9.06, Section 9.08(b) and Section 9.08(c) (in each case, together with any related definitions to the extent an amendment, modification, supplement or waiver with respect to such definition would serve to modify the substance of such Sections) may not be amended, modified, supplemented or waived in a manner that is adverse to any Financing Source without the prior written consent of such Financing Source.

Section 9.03 Assignment. No party to this Agreement may assign any of its rights or obligations under this Agreement without the prior written consent of the other parties, and any attempt to assign this Agreement without such consent shall be void and of no effect. Notwithstanding the foregoing, (a) Parent may designate, by written notice to the Company, another wholly owned direct or indirect Subsidiary to be Merger Sub in lieu of Comet Merger Co., in which event all references herein to Merger Sub shall be deemed references to such other Subsidiary, except that all representations and warranties made herein with respect to Merger Sub as of the date of this Agreement shall be deemed representations and warranties made with respect to such other Subsidiary as of the date of such designation; provided that (x) any such designation shall not materially impede or delay the consummation of the transactions contemplated by this Agreement and (y) Parent will be liable for any damages incurred as a result of such designation to the Sellers, the Company or any of its Affiliates and (b) at and after the Closing, Parent may assign its rights under this Agreement as collateral security to the Persons providing the Financing.

Section 9.04 Entire Agreement. The Transaction Agreements and the Confidentiality Agreement contain the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, oral or written, with respect to such matters.

Section 9.05 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. If the final judgment of a court of competent jurisdiction declares that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 9.06 Parties in Interest.

(a) This Agreement shall inure to the benefit of and be binding upon the parties and their respective successors and permitted assigns. Except as provided in Section 9.06(b), nothing in this Agreement, express or implied, is intended to confer upon any Person other than Parent, Merger Sub, the Company or any of its Subsidiaries, or any of their respective successors or permitted assigns, any rights or remedies under or by reason of this Agreement, except for the right of the Company, on behalf of the holders of Capital Stock of the Company, to pursue damages and other relief if there is any breach of this Agreement by Parent or Merger Sub, which right is hereby acknowledged and agreed by Parent and Merger Sub.

(b) The limitations in Section 9.06(a) shall not apply to the provisions of:

(i) Section 2.07, Section 2.12, Section 2.14, Section 2.15 and Section 5.10, to the extent they apply to holders of shares of Common Stock as of immediately prior to the Effective Time, which holders shall be express third-party beneficiaries of, and shall be entitled to rely on, such sections;

(ii) Section 2.08, Section 2.14 and Section 2.15, to the extent they apply to Option Holders, which holders shall be express third-party beneficiaries of, and shall be entitled to rely on, such sections;

(iii) Section 5.08, to the extent it applies to D&O Indemnified Persons, which D&O Indemnified Persons shall be express third-party beneficiaries of, and shall be entitled to rely on, such section;

(iv) Article VIII, to the extent it applies to Parent Indemnified Parties or Seller Indemnified Parties, which Parent Indemnified Parties and Seller Indemnified Parties shall be express third-party beneficiaries of, and shall be entitled to rely on, such section;

(v) Section 9.13, to the extent it applies to Proskauer, which shall be an express third-party beneficiary of, and shall be entitled to rely on, such section;

(vi) Section 9.15, to the extent it applies to Seller Released Persons or Parent Released Persons, which Seller Released Persons and Parent Released Persons shall be express third-party beneficiaries of, and shall be entitled to rely on, such section; and

(vii) Section 7.02(a)(i), Section 9.02, Section 9.03, Section 9.08(b) and Section 9.08(c), to the extent they apply to the Financing Sources, which Persons shall be express third-party beneficiaries of, and shall be entitled to rely on, such sections.

(c) Except as set forth in this Section 9.06, no Person shall be a third party beneficiary of this Agreement.

Section 9.07 Expenses. Except as otherwise expressly provided in this Agreement, whether or not the transactions contemplated by the Transaction Agreements are consummated, all costs and expenses incurred in connection with the Transaction Agreements and the transactions contemplated thereby shall be borne by the party incurring such expenses.

Section 9.08 Governing Law; Jurisdiction; Waiver of Jury Trial.

(a) This Agreement, and any Litigation in any way arising out of or relating to this Agreement, the negotiation, execution or performance of this Agreement, the transactions contemplated hereby or the legal relationship of the parties (whether at law or in equity, and whether in contract or in tort or otherwise), shall be governed by and enforced pursuant to the Laws of the State of Delaware, without giving effect to rules of conflict of Laws that would result in the application of Laws of any other jurisdiction. Each party hereby irrevocably agrees and consents to be subject to the exclusive jurisdiction of the Court of Chancery in the State of Delaware situated in New Castle County and any State of Delaware appellate court therefrom or, to the extent the Court of Chancery of the State of Delaware situated in New Castle County does not have subject matter jurisdiction or declines to accept personal jurisdiction over any party, any state or federal court within New Castle County in the State of Delaware and any appellate court therefrom (collectively, the “Chosen Courts”) in any Litigation described in the immediately preceding sentence of this
Section 9.08(a) that is brought by any such party or its successors or assigns. Each party irrevocably consents to the service of any and all process in any such Litigation by the delivery of such process in the manner provided in Section 9.01. Each party irrevocably and unconditionally waives any objection to the laying of venue of any Litigation arising out of or relating to this Agreement, the negotiation, execution or performance of this Agreement, the transactions contemplated hereby or the legal relationship of the parties (whether at law or in equity, and whether in contract or in tort or otherwise) in the Chosen Courts, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any Chosen Court that any such Litigation brought in any Chosen Court has been brought in an inconvenient forum. Each party agrees that it will not bring or support, or permit any of its Affiliates to bring or support, any Litigation (including any cross-claim or third-party claim) of any kind or description, whether at law or in equity, whether in contract or in tort or otherwise, in any way relating to this Agreement or any of the transactions contemplated hereby, in any forum other than the Chosen Courts, and that the provisions of Section 9.08(b) relating to the waiver of jury trial shall apply to any such Litigation. Each party further agrees that any final and nonappealable judgment against any of them in any Litigation described in the first sentence of this Section 9.08(a) shall be conclusive and may be enforced in any other jurisdiction within or outside the United States by suit on judgment, a certified copy of which shall be conclusive evidence of the fact and amount of such judgment. The provisions of this Section 9.08(a) shall be subject to any contrary provisions of Section 9.08(c) below, solely with respect to the subject matter covered in such Section 9.08(c).

(b) Any controversy that may arise under or relate to this Agreement or the transactions contemplated hereby is likely to involve complicated and difficult issues; therefore each party irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any Litigation directly or indirectly arising out of or relating to this Agreement, the Financing, the transactions contemplated hereby or thereby or the legal relationship between the parties (whether at law or in equity, and whether in contract or in tort or otherwise). Each party certifies and acknowledges that (i) no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, if there is any Litigation, seek to enforce the foregoing waiver, (ii) such party understands and has considered the implications of this waiver, (iii) such party makes this waiver voluntarily and (iv) such party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 9.08(b).

(c) Notwithstanding anything to the contrary, the Company, to the fullest extent lawful (on behalf of itself and its pre-Closing controlled Affiliates and its and their respective stockholders, directors, officers, representatives and agents) (i) hereby waives any and all rights or claims any of them may have against any Financing Source (whether based in contract, tort, fraud, strict liability, other laws or otherwise) arising under or related to this Agreement, the Financing, the Financing Commitment or any related transaction, (ii) hereby agrees that no Financing Source shall have any liability or obligations of any kind (whether based in contract, tort, fraud, strict liability, other laws or otherwise) to the Company, its pre-Closing controlled Affiliates and its and their respective stockholders, directors, officers, representatives and agents arising under or related to this Agreement, the Financing, the Financing Commitment or any related transaction and (iii) hereby agrees that it shall not, and shall cause its pre-Closing controlled Affiliates and its and their respective stockholders, directors, officers, representatives and agents not to, institute any legal proceeding against any Financing Source (whether based in contract, tort, fraud, strict liability, other laws or otherwise) arising under or related to this Agreement, the Financing, the Financing Commitment or any related transaction. Without limiting the foregoing provisions of this Section 9.08(c) and notwithstanding anything to the contrary, each of the parties further agrees that it will not bring or support any Litigation of any kind (whether based in contract, tort, fraud, strict liability, other Laws or otherwise) involving any Financing Source arising under or related to this Agreement, the Financing or the Financing Commitment in any forum other than any state or federal court sitting in The City of New York, Borough of Manhattan (and each further agrees that any Litigation involving any Financing Sources shall be governed by the laws of the State of New York, without giving effect to any conflicts of law principles which would result in the application of the laws of another state).

Section 9.09 Counterparts, Etc. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, and all of which shall constitute one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party. Delivery of an executed counterpart of a signature page to this Agreement by facsimile, email in “portable document format” (“.pdf”) form, or by other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

Section 9.10 Further Assurances. Subject to the terms and conditions of this Agreement, from time to time, at the request of any party and, except as otherwise set forth herein, at the expense of the party so requesting, each other party shall execute and deliver to such requesting party such documents and take such other action as such requesting party may reasonably request in order to consummate the transactions contemplated hereby.

Section 9.11 Remedies. The provisions of this Agreement are uniquely related to the desire of the parties and their respective Affiliates to consummate the transactions contemplated hereby, and the transactions contemplated hereby represent a unique business opportunity at a unique time for each of the parties and their respective Affiliates; therefore the parties agree that

(i) irreparable damage would occur if any provision of this Agreement were not performed in accordance with its terms (including failing to take such actions as are required hereunder to consummate the Merger and the other transactions contemplated by this Agreement) and, (ii) although monetary damages may be available for the breach of such covenants and undertakings, monetary damages would be an inadequate remedy therefor. Accordingly, each party agrees, on behalf of itself and its Affiliates, that if the Company, on the one hand, or Parent or Merger Sub, on the other hand, breached or threatened to breach any provision of this Agreement, the Company, on the one hand, or Parent or Merger Sub, on the other hand, shall be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent or restrain breaches or threatened breaches of this Agreement, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the terms and provisions of this Agreement. Any party seeking an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the terms and provisions of this Agreement shall not be required to provide, furnish or post any bond or other security in connection with or as a condition to obtaining any such order or injunction, and each party irrevocably waives any right it may have to require the provision, furnishing or posting of any such bond or other security. If any Litigation should be brought in equity to enforce the provisions of this Agreement, no party shall allege, and each party waives the defense, that there is an adequate remedy at law. The rights in this Section 9.11 are in addition to any other remedy to which a party hereto may be entitled at law or in equity, and the exercise by a party of any one remedy shall not preclude the exercise of any other remedy.

Section 9.12 Knowledge. For purposes of this Agreement, (a) “knowledge” of the Company means the actual knowledge of the Persons listed on Schedule 9.12(a) and (b) “knowledge” of Parent or Merger Sub means the actual knowledge of the Persons listed on Schedule 9.12(b).

Section 9.13 Waiver of Conflicts. Recognizing that Proskauer has acted as legal counsel to the Company, its Subsidiaries, certain of the direct and indirect holders of shares of Common Stock and certain of their respective Affiliates prior to date hereof, and that Proskauer intends to act as legal counsel to certain of the direct and indirect holders of shares of Common Stock and their respective Affiliates (which will no longer include the Company and its Subsidiaries) after the Closing, each of Parent, Merger Sub and the Company hereby waives, on its own behalf and agrees to cause its Affiliates, the Surviving Corporation and its Subsidiaries to waive, any conflicts that may arise in connection with Proskauer representing any direct or indirect holders of the shares of Common Stock or their Affiliates after the Closing as such representation may relate to Parent, Merger Sub, the Company, the Surviving Corporation and its Subsidiaries or the transactions contemplated by the Transaction Agreements. In addition, all communications involving attorney-client confidences between direct and indirect holders of shares of Common Stock, the Company and its Subsidiaries and their respective Affiliates, on the one hand, and Proskauer, on the other hand, relating to the negotiation, documentation and consummation of the transactions contemplated by the Transaction Agreements shall be deemed to be attorney-client confidences that belong solely to the direct and indirect holders of shares of Common Stock and their respective Affiliates (and not the Company, the Surviving Corporation or their respective Subsidiaries). Accordingly, the Surviving Corporation and its Subsidiaries shall not have access to any such communications or to the files of Proskauer relating to such engagement from and after the Effective Time. Without limiting the generality of the foregoing, from and after the Effective Time, (a) the direct and indirect holders of shares of Common Stock and their respective Affiliates (and not the Surviving Corporation and its Subsidiaries) shall be the sole holders of the attorney-client privilege with respect to such engagement, and none of the Surviving Corporation or its Subsidiaries shall be a holder thereof, (b) to the extent that files of Proskauer in respect of such engagement constitute property of the client, only the direct and indirect holders of shares of Common Stock and their respective Affiliates (and not the Surviving Corporation and its Subsidiaries) shall hold such property rights and (c) Proskauer shall have no duty whatsoever to reveal or disclose any such attorney-client communications or files to the Surviving Corporation or any of its Subsidiaries by reason of any attorney-client relationship between Proskauer and the Company or any of its Subsidiaries or otherwise. Notwithstanding the foregoing, none of the Surviving Corporation or any of its Subsidiaries is waiving any attorney-client privilege (including relating to the negotiation, documentation and consummation of the transactions contemplated by the Transaction Agreements) in connection with any third-party Litigation.

Section 9.14 Disclaimer. Notwithstanding anything herein to the contrary: (a) the representations and warranties of the Company expressly set forth in Article III or in any other Transaction Agreement or certificate delivered pursuant to the terms thereof constitute the sole and exclusive representations and warranties made with respect to the Company and its Subsidiaries in connection with this Agreement and the transactions contemplated by the Transaction Agreements, (b) except for the representations and warranties referred to in clause (a) above, none of the Company, its Subsidiaries or any other Person has made or is making any express or implied representations or warranty, statutory or otherwise, of any nature, including with respect to any express or implied representation or warranty as to the merchantability, quality, quantity, suitability or fitness for any particular purpose of the business or the assets of the Company and its Subsidiaries and (c) except for the representations and warranties expressly set forth in Article III or in any other Transaction Agreement or certificate delivered pursuant to the terms thereof, all other warranties, express or implied, statutory or otherwise, of any nature, including with respect to any express or implied representation or warranty as to the merchantability, quality, quantity, suitability or fitness for any particular purpose of the business or the assets of the Company and its Subsidiaries, are hereby expressly disclaimed. Parent and Merger Sub represent, warrant, covenant and agree, that (i) in determining to enter into and consummate this Agreement and the transactions contemplated by the Transaction Agreements, they are not relying upon, and have not been induced by, any representation or warranty made or purportedly made by or on behalf of any Person, other than those expressly made by the Company as set forth in Article III or in any other Transaction Agreement or certificate delivered pursuant to the terms thereof, and (ii) any estimate, projection forecast, plan, budget or other prediction, any data, any financial information or any memoranda or offering materials or presentations, including any memoranda and materials provided by or on behalf of the Company, any of its Subsidiaries or any other Person, are not and shall not be deemed to be or to include representations or warranties, except to the extent explicitly set forth in Article III hereof or in any other Transaction Agreement or certificate delivered pursuant to the terms thereof as a representation and warranty by (and only by) the Company.

Section 9.15 Release.

(a) As of the Closing, each of Parent and Merger Sub, on its own behalf and on behalf of the Surviving Corporation and all of their respective Affiliates, the Company and its Subsidiaries and, as of immediately following the Closing, the Affiliates of the Company (each, a “Parent Releasing Person”), hereby releases and forever discharges each of the holders of shares of Common Stock and their respective Affiliates, successors and assigns and each other Company Related Party (each, a “Seller Released Person”), from all debts, demands, Litigation, covenants, torts, damages and all defenses, offsets, judgments, demands and liabilities whatsoever, of every name and nature, both at law and in equity, known or unknown, accrued or unaccrued, that have been or could have been asserted against any Seller Released Person, which any Parent Releasing Person has or ever had, that arises out of or in any way relates to events, circumstances or actions occurring, existing or taken prior to or as of the Closing Date in respect of matters relating to the Company and its Subsidiaries. Notwithstanding anything to the contrary in the foregoing, this Section 9.15(a) shall not (i) apply to the rights of a Parent Releasing Person under any of the Transaction Documents, (ii) relieve any Seller Released Person of its obligations and liabilities under any of the Transaction Documents, (iii) apply to rights and obligations under commercial agreements entered into in the ordinary course of business or (iv) limit any Parent Releasing Person’s rights with respect to any actual fraud by a Seller Released Person.

(b) As of the Closing, each of the Sellers, on its own behalf and on behalf of its Affiliates (each, a “Seller Releasing Person”), hereby releases and forever discharges Parent and the Surviving Corporation and their respective Subsidiaries and their respective successors and assigns (each, a “Parent Released Person”), from all debts, demands, Litigation, covenants, torts, damages and all defenses, offsets, judgments, demands and liabilities whatsoever, of every name and nature, both at law and in equity, known or unknown, accrued or unaccrued, that have been or could have been asserted against any Parent Released Person, which any Seller Releasing Person has or ever had, that arises out of or in any way relates to events, circumstances or actions occurring, existing or taken prior to or as of the Closing Date in respect of matters relating to the Company and its Subsidiaries. Notwithstanding anything to the contrary in the foregoing, this Section 9.15(b) shall not (i) apply to the rights of a Seller Releasing Person under any of the Transaction Documents, (ii) relieve any Parent Released Person of its obligations and liabilities under any of the Transaction Documents, (iii) apply to rights and obligations under commercial agreements entered into in the ordinary course of business, (iv) apply to the rights of any Seller Releasing Person or D&O Indemnified Person pursuant to the certificate of incorporation, by-laws or other equivalent governing documents of the Company or any of its Subsidiaries, or in any other Contract to which the Company, any of its Subsidiaries or any other Parent Released Person is a party relating to the exculpation, indemnification or advancement of expenses with respect to acts or omissions of such Seller Releasing Person or D&O Indemnified Person or (v) limit any Seller Releasing Person’s rights with respect to any actual fraud by a Parent Released Person. Nothing contained in this Section 9.15(b) shall expand the rights of a D&O Indemnified Person pursuant to Section 5.08.

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IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed and delivered on its behalf by its officers thereunto duly authorized, all at or on the date and year first above written.

SGS HOLDINGS, INC.

By:	/s/ Michael Henricks
	Name:	Michael Henricks
	Title:	Chief Financial Officer

CONVERGYS CORPORATION

By:	/s/ Andre S. Valentine
	Name:	Andre S. Valentine
	Title:	Senior Vice President and Chief Financial Officer

COMET MERGER CO.

By:	/s/ Andre S. Valentine
	Name:	Andre S. Valentine
	Title:	Chief Financial Officer

THE SELLERS

(For purposes of Section 2.15, Section 5.12, Section 9.15(b) and Article VIII only)

ARES CORPORATE OPPORTUNITIES FUND II, L.P.

By: ACOF OPERATING MANAGER II, L.P., its Manager

By:	/s/ Nathan Walton
Name: Nathan Walton
Title: Vice President

EGS DUTCHCO B.V.

By:	/s/ Robert S. Hull
Name: Robert S. Hull
Title: Chief Financial Officer

NEWBRIDGE INTERNATIONAL INVESTMENT LTD.

By:	/s/ Alfredo Ayala
Name: Alfredo Ayala
Title: Director

/s/ G. Drew Conway

G. Drew Conway

/s/ Paul G. Joubert

Paul G. Joubert